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MI Developments Inc.

Initial Annual Information Form

November 17, 2003

        In this Annual Information Form, unless the context otherwise requires, when we use the terms "we", "us" "our" and "MID", we are referring to MI Developments Inc. and its predecessors and subsidiaries (other than Magna Entertainment Corp. and its subsidiaries). When we use the term "MEC", we are referring to Magna Entertainment Corp. and its subsidiaries unless the context otherwise requires. When we use the terms "our real estate business", "our properties", "our income-producing properties", "our real estate assets" or similar expressions, we are referring to the real estate business, properties and assets owned by us, but we are not including the business, real estate properties and assets of MEC and its subsidiaries, unless the context otherwise requires. When we use the term "Magna", we are referring to Magna International Inc. When we use the term the "Magna group", unless the context otherwise requires, we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities. In this Annual Information Form, we refer to United States dollars as "dollars", "$", "U.S.$" or "U.S. dollars", we refer to Canadian dollars as "Cdn.$" or "Cdn. dollars", we refer to euros as "EUR" and we refer to British pounds sterling as "£" or "GBP". We publish our financial statements in U.S. dollars.

Cautionary Note Regarding Forward-Looking Statements

        Some of the information contained in this Annual Information Form may contain "forward-looking statements". Forward-looking statements may include, among others, statements regarding our future plans, costs, objectives or economic performance, or the assumptions underlying any of the foregoing, including those described under "Our Real Estate Business Strategy", "Our Real Estate Business", "Management's Discussion and Analysis of Annual Results of Operations and Financial Condition" and "Management's Discussion and Analysis of First Quarter Results of Operations and Financial Condition". In this Annual Information Form we use words such as "may", "would", "could", "will", "likely", "believe", "expect", "anticipate", "intend", "plan", "forecast", "project", "estimate" and similar words to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Forward-looking statements are based on information available at the time and/or management's good faith belief with respect to future events and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. These risks and uncertainties include, but are not limited to, those described under the heading "Risk Factors", and could cause actual events or results to differ materially from those projected in any forward-looking statements. We do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this Annual Information Form to reflect subsequent information, events or circumstances or otherwise.

ITEM 1. CORPORATE STRUCTURE

Our Company

        We are a real estate operating company engaged in the ownership, development, management, leasing and acquisition of income-producing industrial and commercial real estate properties (which we refer to in this Annual Information Form as our real estate business). We also hold a controlling investment in Magna Entertainment Corp., a publicly traded company (which we refer to in this Annual Information Form as our investment in MEC).

        We are the successor corporation to four companies that amalgamated on August 29, 2003 under the Business Corporations Act (Ontario): 1305291 Ontario Inc., 1305272 Ontario Inc., 1276073 Ontario Inc. and MI Developments Inc. These companies were wholly-owned subsidiaries of Magna's and held Magna's real estate division and the controlling investment in MEC. All of our Class A Subordinate Voting Shares and Class B Shares were distributed to the shareholders of Magna of record at 5 p.m. on August 29, 2003 on the basis of one of our Class A Subordinate Voting Shares for every two Class A Subordinate Voting Shares of Magna held, and one Class B Share for every two Class B Shares of Magna held.

        Our registered head office is located at 455 Magna Drive, Aurora, Ontario and our general telephone number is (905) 713-6322.

        Our authorized share capital consists of an unlimited number of Class A Subordinate Voting Shares, 706,170 Class B Shares and an unlimited number of Preference Shares issuable in series, all with no par value. As of August 29, 2003, there were 47,582,083 Class A Subordinate Voting Shares and 548,238 Class B Shares outstanding.

Corporate Structure and Subsidiaries

        The following is a list of our principal subsidiaries and their respective jurisdictions of incorporation. Parent/subsidiary relationships are identified by indentation. The percentages of the votes attaching to all voting securities owned by us or over which control or direction is exercised by us is also indicated. Other than MEC, none of the entities has outstanding subordinate voting or non-voting equity securities. Subsidiaries not shown individually each represent less than 10% of our total 2002 combined revenues and total 2002 combined assets and, if considered in the aggregate, represent less than 20% of our total 2002 combined revenues and total consolidated assets. Except as described in footnote (1), our percentage voting interest is equivalent to our economic interest in each subsidiary listed below.

	Voting Securities	Jurisdiction of Incorporation
MI Developments (America) Inc.	100%	Delaware
MI Developments de Mexico, S.A. de C.V.	100%	Mexico
MI Developments Austria AG	100%	Austria
Magna Europa Liegenschaftsverwaltung GmbH	100%	Austria
MID Liegenschaftsverwaltungs AG	99.9%	Austria
Magna Vierte Beteiligungs GmbH	100%	Germany
1346457 Ontario Inc.	100%	Ontario
Magna Entertainment Corp.(1)	96%	Delaware
The Santa Anita Companies Inc.	100%	Delaware
The Los Angeles Turf Club, Incorporated	100%	California
The Gulfstream Park Racing Association, Inc.	100%	Florida
Pacific Racing Association	100%	California
Bay Meadows Operating Company LLC	100%	Delaware
MEC Pennsylvania Racing, Inc.	100%	Pennsylvania
Racetrack Holdings, Inc.	100%	Delaware
MEC Lone Star, L.P.	100%	Delaware
Maryland Racing, Inc.	100%	Delaware
MEC Holdings (Canada) Inc.	100%	Ontario
Fontana Beteiligungs AG	100%	Austria
MEC Projektentwicklungs AG	99.9%	Austria
MEC Grundstucksentwicklungs GmbH	99.8%	Austria

(1)
We own 53,253,145 shares of Class B Stock and 4,362,328 shares of Class A Subordinate Voting Stock of MEC directly, and hold an additional 5,212,911 shares of Class B Stock of MEC through our wholly-owned subsidiary 1346457 Ontario Inc. These holdings represent in aggregate an approximately 59% equity interest and 96% voting interest in MEC. See "Our Investment in Magna Entertainment Corp."

ITEM 2. COMPANY OVERVIEW AND STRATEGY

OVERVIEW

Our Company

        We are a real estate operating company engaged in the ownership, development, management, leasing and acquisition of income-producing industrial and commercial real estate properties. We also hold a controlling investment in Magna Entertainment Corp., a publicly traded company. While we view ourselves as a real estate business that also holds a strategic investment in MEC, our investment in MEC represented 53% of our combined assets at March 31, 2003 and 86% of our combined 2002 revenue, and materially affects our combined net income.

Our Real Estate Business

        We are the successor to Magna's real estate division, which was reorganized as an autonomous business unit within Magna between August 1998 and January 1999. Our real estate assets are comprised of income-producing properties, properties under development, properties held for development and properties held for sale. Income-producing properties are properties leased by way of operating leases or direct financing leases (also referred to as capital leases). All direct financing leases have been reclassified as operating leases effective January 1, 2003.

        Our income-producing property portfolio includes 106 industrial and commercial properties located in Canada, the United States, Mexico and Europe, representing approximately 24.4 million square feet of leaseable area with an aggregate net book value of $978.0 million at March 31, 2003. This portfolio represents approximately 92% of the net book value of our real estate assets. Members of the Magna group are our primary tenants and currently provide in excess of 99% of the annual real estate revenue generated by our income-producing properties.

Business and Operations of Magna, our Principal Tenant

        Magna is the most diversified automotive supplier in the world and, together with its automotive affiliates, is the tenant of virtually all our income-producing properties. Magna is a public company, with its Class A Subordinate Voting Shares listed for trading on the New York Stock Exchange and the Toronto Stock Exchange and its Class B Shares listed for trading on the Toronto Stock Exchange. Our Chairman, Frank Stronach, is also the founder and Chairman of the Board of Directors of Magna and both we and Magna are controlled by the Stronach Trust. See "Description of our Business — Affiliate Relationships and Transactions — Relationship with Our Controlling Shareholder".

        Magna designs, engineers and manufactures a complete range of automotive components, assemblies, modules and systems, and engineers and assembles complete vehicles. Its products and services are sold primarily to manufacturers of cars and light trucks in North America, Europe, South America and Asia. Magna's consolidated gross revenues for the year ended December 31, 2002 were approximately $13 billion and its net income for the same period was approximately $554 million. Magna has a strong financial profile. As an investment grade issuer, Magna is currently rated "A' with a stable outlook by Standard & Poor's and "A" with a stable outlook by Dominion Bond Rating Service (DBRS). As at March 31, 2003, Magna employed approximately 72,000 automotive employees and operated 202 automotive manufacturing facilities and 45 product development and engineering centres, of which 136 are in North America, 96 are in Europe, 11 are in Asia and four are in South America. Magna's manufacturing, product development and engineering facilities are organized as autonomous operating divisions under one of six automotive systems groups, three of which are public companies (namely, Decoma International Inc., Intier Automotive Inc. and Tesma International Inc., referred to in this Annual Information Form as Decoma, Intier and Tesma, respectively), in which Magna retains a significant equity stake and voting control, and three of which are wholly-owned (namely, Magna Steyr, Cosma International (referred to in this Annual Information Form as Cosma) and Magna Donnelly). See "Description of Magna".

Our Investment in MEC

        MEC is North America's number one owner and operator of horse racetracks, based on revenues, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets. MEC has substantial real estate holdings in excess of that needed to support its operations, located primarily in the vicinity of its racetracks in the United States and Canada, totalling 314 acres with a net book value of $100.9 million as at March 31, 2003. See "Our Investment in Magna Entertainment Corp."

        Our investment in MEC consists of 58,466,056 shares of its Class B Stock and 4,362,328 shares of its Class A Subordinate Voting Stock, representing approximately 96% of the total voting power of its outstanding stock and approximately 59% of the total equity interests in MEC. The Class B Stock of MEC is entitled to 20 votes per share and is convertible into shares of MEC's Class A Subordinate Voting Stock on a one-for-one basis. MEC's Class A Subordinate Voting Stock is entitled to one vote per share and trades on the Nasdaq National Market under the trading symbol "MECA", and on the Toronto Stock Exchange under the trading symbol "MEC.A".

        MEC is a separate public company with its own board of directors (which includes a majority of outside directors) and management team. We view our shareholdings in MEC as a strategic investment that will potentially provide us with the opportunity to participate in co-developments or joint ventures should MEC pursue the development of excess lands around its racetracks or undertake other commercial real estate developments, and will also allow us to share in the future growth of MEC.

Three Year History

2000	In 2000, we added approximately 1.0 million additional square feet (net of dispositions) to our income-producing property portfolio.

The primary growth area in 2000 was expansions, with eight projects totalling approximately 700,000 square feet. These included a 247,480 square foot addition to the Cosma (Formex) facility in Saltillo, Mexico completed in August of 2000 and a 137,287 square foot addition to the Cosma (Autotek) facility in Puebla, Mexico completed in January of 2000.

We acquired two properties totalling approximately 116,000 square feet and completed three development projects, including a 198,050 square foot facility for Decoma (Anotech) in the Greater Toronto Area which was completed in April of 2000.
2001	In 2001, we added approximately 0.6 million additional square feet (net of dispositions) to our income-producing property portfolio.
We added three properties totalling approximately 299,000 square feet to our income-producing property portfolio.

We completed three development projects totalling approximately 593,000 square feet. These developments included a 289,035 square foot facility for Magna Steyr (Powertrain) in Ilz, Austria, which assembles powertrain components for DaimlerChrysler, BMW, Volkswagen and General Motors, which we completed in February of 2001, and a 221,612 square foot office, product development and engineering facility for Intier in Novi, Michigan, completed in October of 2001.
We also completed eight expansion projects totalling approximately 404,000 square feet, including a 179,552 square foot expansion of the Cosma (Pressmex) facility in Saltillo, Mexico in March of 2001.
2002	In 2002, we added approximately 3.0 million additional square feet (net of dispositions) to our income-producing property portfolio.

We acquired properties totalling approximately 2.1 million square feet, including eight properties from Magna Donnelly totalling approximately 783,000 square feet in October of 2002. We also acquired the 906,207 square foot Magna Steyr (Eurostar) assembly facility in Graz, Austria in July of 2002. This facility will be used to assemble the BMW X3. We acquired both the Magna Donnelly and Magna Steyr (Eurostar) properties in conjunction with acquisitions by Magna.

We completed one major development project, a 548,101 square foot facility for Cosma (Modatek) in Milton, Ontario, which we completed in August of 2002. This facility will be used to produce frames for DaimlerChrysler and engine cradles for General Motors.

We completed seven expansion projects totalling approximately 604,000 square feet, including a 290,520 square foot expansion for the Magna Steyr (Magna Heavy Stamping) facility in Albersdorf, Austria in December of 2002.
2003
In the first quarter of 2003, we acquired the Tesma campus in the Greater Toronto Area, consisting of a head office and two manufacturing facilities, totalling 375,030 square feet. These facilities were constructed by us on behalf of Tesma in 2001. In addition, we completed an expansion of the Thondorf and Eurostar facilities in Graz, Austria totalling 184,905 square feet.

On August 19, 2003 the shareholders of Magna approved the public distribution and spin-off of 100% of our shares to the Magna shareholders of record at the close of business on August 29, 2003. Trading of our Class A Subordinate Voting Shares on the Toronto Stock Exchange and New York Stock Exchange and of the Class B Shares on the Toronto Stock Exchange commenced on September 2, 2003.

OUR REAL ESTATE BUSINESS STRATEGY

        The primary objective of our real estate business is to increase cash flow from operations, net income and the value of our real estate assets in order to maximize the return on our shareholders' equity over the long term. We intend to use our local market expertise, cost controls and long-established relationships with the Magna group to expand our existing real estate portfolio of industrial and commercial properties. The elements of our real estate business strategy are:

        Focus on Industrial Real Estate:    Approximately 90% of our annualized lease payments are derived from single tenant industrial properties leased to members of the Magna group, while most of the remaining 10% is derived from commercial properties leased to that same group of tenants. Although our future development and acquisition strategy will likely involve broadening our real estate holdings to include additional commercial real estate, we expect our property portfolio to continue to be comprised primarily of industrial properties.

        Focus on Existing Geographic Markets with Established Local Expertise:    Our geographic expansion to date has been driven by the growth of the Magna group. The majority of our existing portfolio of income-producing properties is located in Canada, the United States, Mexico, Austria and Germany. Our strategy is to expand our business in these geographic areas to leverage our current resources and local market expertise.

        Focus on Growth:    We expect to derive our future real estate revenue growth from three principal sources: (1) our existing real estate portfolio; (2) our property development business; and (3) our acquisition of additional industrial and commercial properties, both from the Magna group (typically following a business acquisition) and from third parties.

  •
  Existing Real Estate Portfolio:  Our strategy is to increase the cash flow generated from our existing income- producing properties through contractual rent increases provided for in our leases and by renewing or replacing expiring leases with new leases at competitive rental rates. Our existing leases provide for periodic rent escalations based either on fixed rate step increases or on the basis of an increase in the consumer price index (subject to certain caps). Our portfolio generally has built-in renewal options tied either to market rental rates or to inflation (limited in the latter case to an increase of 10% over the expiry year's rent).

  •
  Property Development:  Our property development business strategy focuses on:

  (i)
  Property development for the Magna group: We expect that our historic and continuing landlord-tenant relationship with the Magna group will continue to be a basis for growth for the foreseeable future. The developments we undertake on behalf of the Magna group can be characterized as "build-to-suit" projects, as the contractual arrangements with the tenant are established prior to commencing construction. We use our local market knowledge in our principal markets to complete site and building approvals, design the project, achieve competitive pricing and meet the tenant's stringent timing requirements. We believe that we have a significant advantage in securing new development projects from the Magna group.

  (ii)
  Expansion, upgrade or reconfiguration opportunities: Within our existing property portfolio we expect to have ongoing opportunities with our existing tenants with respect to expansion, upgrade and reconfiguration projects on our properties, which have been a dependable and stable source of growth for us in the past.

  (iii)
  Other development opportunities: We will seek to use our experience gained through our dealings with the Magna group to selectively assess industrial, commercial and other property development opportunities that may arise with other parties, which may include MEC, either alone or on a joint venture basis.

  •
  Acquisitions of Additional Properties:  We will actively seek to acquire properties to grow our property portfolio:

  (i)
  Acquisitions from the Magna group: We will continue to seek to acquire industrial and commercial properties from the Magna group which we will lease back to members of the Magna group on a long-term basis. Examples of these acquisitions and leasebacks include certain real estate properties that were part of Magna's acquisitions of Donnelly Corporation and the Eurostar facility in 2002, which in the aggregate added approximately $100 million to the net book value of our real estate properties.

  (ii)
  Acquisitions from third parties: We will selectively acquire industrial, commercial or mixed-use properties, individually or on a portfolio basis, where initial yields are attractive or can be improved through leasing existing vacancies, increasing rental rates, undertaking property expansion, upgrade or reconfiguration projects or disposing of surplus assets.

  (iii)
  Acquisitions of land: We will selectively acquire land holdings when strategic opportunities arise.

        Capitalize on Our Competitive Advantages:    We believe that our real estate business has a number of advantages relative to our competitors, including:

  •
  we are well positioned to receive future development business from the Magna group, based on our successful track record and our long history of property development for the Magna group on a global basis;

  •
  we have a large, geographically diversified portfolio of properties that provides significant opportunities for expansion and income growth;

  •
  we have a strong balance sheet with substantially less leverage than the industry norm, which provides us with the financial flexibility to pursue attractive business and strategic opportunities;

  •
  we have considerable experience in on-time, on-budget land and property development across numerous geographic markets;

  •
  we have standard construction documents for use in all jurisdictions in which we carry on business, as well as detailed specifications and cost control measures which enable us to compress project timelines and improve returns; and

  •
  we have an experienced management team and support staff familiar with the building and infrastructure requirements of our automotive tenants.

TRENDS

Automotive Sector Trends

        A number of trends have had a significant impact on the global automotive industry within which our principal real estate tenants operate.

  Globalization and Consolidation of the Automotive Industry

        In recent years, the automotive industry has undergone a wave of global consolidation of automobile manufacturers. This globalization can be attributed to several factors, including increasing pressure on automobile manufacturers to reduce costs and achieve greater economies of scale, the expansion of free trade zones between major trading partners in North America, Europe and elsewhere, the accelerated growth of emerging markets, primarily in Asia, and the development of free market economies in Eastern Europe. Some examples of the globalization and consolidation of automobile manufacturers include:

  •
  the merger of Daimler-Benz and Chrysler and the acquisition by DaimlerChrysler of a significant equity interest in Mitsubishi;

  •
  the acquisition by Ford of a significant equity interest in Mazda and Ford's acquisition of Jaguar, Volvo, Land Rover and Aston Martin;

  •
  the acquisition by General Motors of all of the equity of SAAB, the acquisition of equity interests in Fuji Heavy Industries Inc. (the maker of Subaru vehicles), Isuzu and Fiat, the acquisition of an equity interest in a company which owns and operates certain assets of the former Daewoo Motor Company and the development of a relationship with Suzuki;

  •
  the acquisition by Renault of a significant equity interest in Nissan and the acquisition by Nissan of an equity interest in Renault;

  •
  the acquisition by Volkswagen of SEAT, Skoda, Bentley, Lamborghini and Bugatti; and

  •
  the acquisition by BMW of the "MINI" and "Rolls Royce" brands.

        The cost pressures which have resulted in the consolidation of automobile manufacturers have also stimulated the development by automobile manufacturers of global vehicle platforms. In order to achieve economies of scale on a global basis, automobile manufacturers together with their global affiliates and partners have increasingly developed vehicles based on common manufacturing platforms which share many components, including engine and powertrain variations, but have distinct styling, different branding and are produced in different parts of the world. The development of these "world cars" results in significantly reduced design, development and engineering costs and maximizes automobile manufacturers' purchasing power with respect to raw materials and components required in vehicle production.

        The foregoing trends, together with the adoption of just-in-time manufacturing processes and delivery techniques, have fostered the globalization of automotive suppliers. In order to be responsive to the needs of automobile manufacturers, primary or "Tier 1" suppliers are required to have the financial strength, technical capabilities and geographic reach required to support the design, engineering, manufacturing, sales and program support needs of automobile manufacturers in many of the countries in which these manufacturers operate. In addition, as automobile manufacturers have adopted "just in time" manufacturing processes and delivery techniques, Tier 1 suppliers have been required to locate their facilities close to their customers' manufacturing plants in various parts of the world.

  Evolving Role of independent Automotive Components Suppliers and Their Progression Up the "Value Chain"

        Historically, automotive components suppliers had a relatively limited role in the vehicle development process. Development of a vehicle from concept to production often took seven to eight years, with automobile manufacturers designing and engineering the vehicle as a whole, as well as many of the specific components required to make the vehicle. Automobile manufacturers also performed a significant portion of the quality control testing and component sub-assembly required. The role of their suppliers was limited to manufacturing components in accordance with the design and engineering specifications supplied by automobile manufacturers, which often purchased the same parts from different suppliers, including affiliated component suppliers. The components delivered to the automobile manufacturers often formed part of significant inventories stored by the automobile manufacturers.

        Currently, Tier 1 suppliers are engaged in higher value-added activities which more closely resemble the activities which were traditionally performed by automobile manufacturers. Tier 1 suppliers are increasingly involved at early stages in the design, development and engineering of components and systems and have assumed increased responsibility for sub-assembly work and quality control testing. In some cases, suppliers have assumed responsibility for designing, engineering, developing and assembling complete vehicles.

  Increasing Out-Sourcing and Modularization of Vehicle Production

        In recent years, automobile manufacturers have increasingly "out-sourced" their requirements for components, assemblies, modules and systems. The primary factors driving this out-sourcing have been the need by automobile manufacturers to reduce costs, minimize the time required to bring a new vehicle to market, capitalize on the technical and engineering expertise of Tier I suppliers and minimize capital expenditures. Additional factors affecting the decision to out-source include the degree of unutilized capacity in automobile manufacturers' manufacturing facilities, restrictions in collective bargaining agreements and the impact of out-sourcing on labour relations.

        The significant cost and competitive pressures faced by automobile manufacturers combined with the expansion in the capabilities of their suppliers and the trend toward out-sourcing has increasingly resulted in automobile manufacturers out-sourcing production of larger assemblies and portions or "modules" of vehicles to their Tier 1 suppliers. This modularization of production enables automobile manufacturers to achieve significant cost savings by taking advantage of their suppliers' lower variable costs, and has had the effect of simplifying the vehicle assembly process as well as reducing the automobile manufacturers' fixed cost investments.

        In order to properly manage the production of outsourced modules, Tier I suppliers have had to expand their capabilities and expertise. For example, module suppliers require program management expertise in order to manage large numbers of sub-suppliers who had previously been managed by automobile manufacturers, as well as extensive logistics capabilities to coordinate just in time deliveries from these sub-suppliers and just in time deliveries to automobile manufacturers. Tier 1 suppliers have also had to develop a broader technical understanding of systems beyond their own products, as well as an understanding of the process of integrating various automotive systems, in order to ensure the proper fit, finish and functioning of the modules supplied by them. As Tier I suppliers have successfully managed the challenges posed by modularization, automobile manufacturers have begun sourcing increasingly larger, more complex modules (with increased content and features) as well as management or integration of complete automotive interiors to their most capable suppliers.

  Increasing Prevalence of Lower Volume "Niche" Vehicles Built Off High Volume Global Platforms

        As automobile manufacturers attempt to broaden the range of vehicles they offer, differentiate their products from those of their competitors, expand the number of market segments in which they compete, extend the life of their existing vehicle platforms, respond to lifestyle trends and meet the tastes of consumers, they are increasingly introducing lower volume derivative or niche vehicles. Niche vehicles are new vehicle models which are built off existing vehicle platforms, and usually consist of convertibles, sports cars and/or all-wheel/four-wheel drive sports utility or cross utility vehicles. Automobile manufacturers are also increasingly "refreshing" existing models during the program life and developing model variants with factory-installed performance and styling packages. This trend towards niche vehicles provides certain Tier 1 suppliers who have capabilities which resemble the capabilities of automobile manufactures with increased opportunities to provide complete vehicle design, engineering and/or assembly services.

  Growth of North American Subsidiaries of Foreign-Based Automobile Manufacturers

        North American subsidiaries of foreign-based (primarily Japanese and European) automobile manufacturers have increased their production to approximately 26% of aggregate North American car and light truck production in calendar 2002. Over the next five years these automobile manufacturers are expected to increase their North American production volumes by an additional 6% or 900,000 units per year through the expansion of existing assembly facilities, including BMW facilities in South Carolina and Honda and Mercedes-Benz facilities in Alabama, and the construction of new assembly facilities, including a Hyundai facility in Alabama, a Nissan facility in Mississippi and a Toyota facility in Texas. A number of factors, including the improving quality and cost effectiveness of North American automotive suppliers, currency fluctuations, loosening of the traditional Japanese "keiretsu" supplier relationships and the North American Free Trade Agreement are expected to result in these automobile manufacturers relying on increased out-sourcing to increase the North American content of their vehicles. Accordingly, these automobile manufacturers represent significant growth potential for North American automotive suppliers.

ITEM 3. DESCRIPTION OF OUR BUSINESS

OUR REAL ESTATE BUSINESS

Introduction

        Our real estate assets are comprised of income-producing properties, properties under development, properties held for development and properties held for sale.

        The following table sets out a summary profile of the aggregate net book value of our real estate assets in millions of dollars as at March 31, 2003.

Location	Income-Producing Property Portfolio	Properties Under Development	Properties Held for Development	Properties Held for Sale	Total
North America
Canada	$289.2	0.2	$40.5	—	$329.9
U.S.	179.2	$3.2	23.0	$4.1	209.5
Mexico	74.4	—	6.4	—	80.8
Europe
Austria	320.5	2.0	7.6	—	330.1
Germany	82.5	—	—	—	82.5
Other	32.2	—	—	—	32.2

Total in $	$978.0	$5.4	$77.5	$4.1	$1,065.0

Total as a %	91.8%	0.5%	7.3%	0.4%	100.0%

Description of Our Income-Producing Property Portfolio

        Our income-producing property portfolio is comprised of 106 properties located in North America and Europe representing, in the aggregate, 24.4 million square feet of leaseable area, all of which are leased, either by way of operating leases or direct financing leases (also referred to as capital leases). All direct financing leases have been reclassified as operating leases effective January 1, 2003. Our income-producing properties consist of heavy industrial manufacturing facilities, light industrial properties, corporate offices, product development and engineering centres and test facilities. The net book value of our income-producing properties as at March 31, 2003 was $978.0 million.

        Our annualized lease payments are $110.0 million, representing a return of 11.2% on the net book value of our income-producing property portfolio as at March 31, 2003. When we use the term annualized lease payments in this Annual Information Form, we mean the lease payments for April 2003 multiplied by twelve. Rents denominated in foreign currencies have been converted to U.S. dollars based on exchange rates in effect as at March 31, 2003. These amounts do not conform to revenue recognition policies under Canadian generally accepted accounting principles. We have used annualized lease payments rather than actual 2003 lease payments in this Annual Information Form, because the forecast of such amounts for 2003 would be a prediction dependent on many factors, including currency fluctuations for the remainder of the year, results of ongoing negotiations with tenants concerning scheduled rent increases and possible rent adjustments, and additional acquisitions and dispositions of properties, which may or may not occur during the remainder of the year.

  Historical Growth of Our Income-Producing Property Portfolio

        The historical growth in our income-producing property portfolio, from 75 properties totalling approximately 12.4 million square feet in 1998 to 106 properties totalling approximately 24.4 million square feet of leaseable area as at March 31, 2003, reflects the strong growth in the Magna group's business. The total leaseable area of our income-producing property portfolio has increased by approximately 11.2 million square feet (net of dispositions) between the end of 1998 and December 31, 2002, representing a four-year compound annual growth rate of 17.5%.

        The following chart shows the historical growth in total leaseable area (net of dispositions) and number of properties within our income-producing property portfolio.

Income-Producing Property Portfolio
Total Leaseable Area and Number of Properties

        The following chart shows our annual expenditures for developments and acquisitions for the three-year period ended December 31, 2002.

Annual Development and Acquisition Expenditures

1
Includes $25.0 million of properties acquired as part of Magna's acquisition of Donnelly Corporation which is not reflected in our 2002 combined statement of cash flows as the acquisition was accounted for as a non-cash contribution by Magna.

        Our average annual expenditures were approximately $110 million per year over the three-year period ended December 31, 2002, comprised of approximately $70 million per year in development expenditures and approximately $40 million per year in acquisitions. For the quarter ended March 31, 2003, our development and acquisitions expenditures totalled $39.1 million.

  Schedule of Lease Expiries

        Leases expiring this year and in each of the next four years represent no more than 2.0% of the leaseable area of our income-producing property portfolio in any particular year. Leases representing approximately 82% of our total leaseable area expire in 2013 or later. As of March 31, 2003, the weighted average remaining term to expiry based on leaseable area for our income-producing property portfolio was approximately 12 years.

        The following chart shows the percentage of leaseable area in any particular year that is represented by leases scheduled to expire in that year, disregarding renewal options.

Income-Producing Property Portfolio
Lease Expiry Schedule

  Geographic Diversification of Our Income-Producing Property Portfolio

        Our income-producing property portfolio consists of properties located in ten countries within North America and Europe. The following chart shows a breakdown of our $110.0 million of annualized lease payments by country. The bracketed symbols denote the currencies in which our leases are denominated.

Income-Producing Property Portfolio
Breakdown of Annualized Lease Payments by Country

  Tenant Mix

        Magna and its subsidiaries are the tenants of all but two of our income-producing properties. As at March 31, 2003, Magna and its wholly-owned subsidiaries and their respective operating units collectively represented approximately 71% of our annualized lease payments, while the publicly traded subsidiaries of Magna other than MEC (namely Intier, Decoma and Tesma) and their respective operating units collectively represented virtually all of the remaining 29%. The chart below sets out a breakdown of our annualized lease payments by Magna operating group.

Income-Producing Property Portfolio
Breakdown of Annualized Lease Payments by
Magna Operating Group

        The lease obligations of the tenant normally reside with non-public subsidiaries within the Magna group. Based on annualized lease payments, only 16.5% of our leases are with Magna itself while an additional 9.2% are with or guaranteed by one of Intier, Decoma or Tesma. In the remaining cases, these publicly traded parent companies are neither parties to, nor guarantors of, the lease obligations of the Magna group tenant. As a general business practice, we seek a guarantee of the tenant's obligations from a more senior member of the Magna group where appropriate. See "Description of Magna".

Summary Tables Regarding Our Income-Producing Portfolio

        See Appendix A for tables providing summary information regarding our income-producing property portfolio as at March 31, 2003. There are no vacant properties in the income-producing property portfolio.

Summary Descriptions of Principal Income-Producing Properties By Country

  Income-Producing Properties Located in Canada

        Our 42 Canadian income-producing properties are in Ontario, with 36 properties located in the Greater Toronto Area (or GTA), representing approximately 80% of the Canadian income-producing properties based on annualized lease payments. The balance of the portfolio is located in Southwestern Ontario. All the leases for properties in Canada are denominated in Canadian dollars.

Description of Principal Markets

        The Greater Toronto Area has a population in aggregate of almost five million, including 2.5 million within the City of Toronto. The GTA industrial leasing sub-market was comprised of approximately 642 million square feet at the end of 2002 with an average vacancy rate of 5.4%. Demand and supply continued to be generally in equilibrium, as positive net absorption totalled 8 million square feet and new construction added 7.7 million square feet during the year. Net rental rates, given the relatively low vacancy levels, were stable through much of 2002, with a weak third quarter followed by a rebound in the fourth quarter of the year.1

1
Colliers International Industrial Report — Greater Toronto; Fourth Quarter 2002.

Property Highlights — Canada

  Cosma (Modatek) — Milton, Ontario is a 548,101 square foot manufacturing facility on 81.7 acres leased to Modatek, an operating unit of Cosma, with an initial term expiring in 2017. The lease provides for rent step-ups every five years tied to the local consumer price index (subject to certain caps), with two 12-year renewal options at inflation-adjusted rent (not exceeding 110% of the expiry year's rent). The tenant manufactures engine cradles for General Motors' Delta program and will manufacture frames for DaimlerChrysler's new Durango sport utility vehicle. The annualized lease payment is approximately Cdn. $7.5 million.

  Cosma (Formet) — St. Thomas, Ontario is a 1,082,067 square foot manufacturing facility on 85.3 acres, leased to Formet, an operating unit of Cosma, with an initial lease term expiring in 2017. The lease provides for annual rent step-ups based on the local consumer price index (subject to certain caps), with two 12-year renewal options at inflation-adjusted rent (not exceeding 110% of the expiry year's rent). The tenant manufactures frames for the General Motors GMT800 program (full-size pickup trucks). The annualized lease payment is approximately Cdn. $6.8 million.

  Cosma (Karmax) — Milton, Ontario is a 928,617 square foot manufacturing facility on 63 acres leased to Karmax Heavy Stamping, an operating unit of Cosma, with an initial lease term expiring in 2017. The lease provides for annual rent step-ups based on the local consumer price index (subject to certain caps), with two 12-year renewal options at fair market rent. The tenant manufactures and assembles metal products for DaimlerChrysler's 300M, Concorde and Intrepid, as well as for the Ford Windstar. The annualized lease payment is approximately Cdn. $5.4 million.

  Magna Headquarters — Aurora, Ontario is a 143,196 square foot office and research and development facility built in 1997 that serves as Magna's corporate headquarters, with an initial lease term expiring in 2017. The lease provides for annual rent step-ups based on the local consumer price index (subject to certain caps), with two 12-year renewal options at inflation-adjusted rent (not exceeding 110% of the expiry year's rent). The annualized lease payment is approximately Cdn. $5.0 million.

  Income-Producing Properties in the United States

        Our income-producing property portfolio includes 27 properties in the United States. All the leases for properties in the United States are denominated in U.S. dollars. Approximately 47% of the annualized lease payments from our income-producing properties in the United States is derived from properties located in Michigan, 22% is derived from a property in South Carolina and 13% is derived from properties located in Iowa. The remainder of our United States annualized lease payments are derived from properties located in Tennessee, Illinois, Missouri and Maryland.

Description of Principal Markets

        The Detroit metropolitan area has a population in aggregate of approximately 4.4 million and is well known as the headquarters for General Motors and Ford as well as the North American headquarters of DaimlerChrysler. The Metropolitan Detroit industrial leasing sub-market for the warehouse/manufacturing sector was comprised of approximately 373 million square feet at the end of 2002, with an average vacancy rate of 12.6%, a vacancy increase of 1% from the prior year-end. The R&D/high-tech industrial leasing sub-market was comprised of approximately 20 million square feet with a vacancy rate of 19.3%, also a 1% increase from the prior year-end.2

2
Colliers International Market Report — Metro Detroit; Fourth Quarter 2002.

Property Highlights — United States

  Cosma (Drive Automotive) — Piedmont, South Carolina is a 521,641 square foot manufacturing facility on an 82 acre site, leased to Drive Automotive, an operating unit of Cosma, for an initial term expiring in 2017. The lease provides for annual rent step-ups based on the local consumer price index (subject to certain caps), with two 12-year renewal options at inflation-adjusted rent (not exceeding 110% of the expiry year's rent). The tenant manufactures stamped Class A metal parts for the BMW Z4 roadster. The annualized lease payment is approximately $4.1 million.

  Intier (Novi) — Novi, Michigan is a 304,000 square foot office, product development and engineering facility built in 2001 and expanded in 2002 on a 30 acre site, leased to Intier America, an operating unit of Intier, with an initial term expiring in 2017. The lease has periodic fixed rent steps and two 5-year renewal options at fair market rent. The annualized lease payment is approximately $3.5 million.

  Income-Producing Properties in Mexico

        Our income-producing property portfolio includes eight properties in Mexico. All the leases for properties in Mexico are denominated in U.S. dollars. Our Mexican income-producing properties are located in the states of Puebla, Coahuila and Nuevo Leon.

Description of Principal Markets

        Saltillo, the state capital of Coahuila, and the nearby community of Ramos Arizpe are located near the south-east border of the State of Coahuila, within approximately 60 miles of Monterrey. Saltillo has a population of approximately 550,000 and is located approximately three hours by land from the U.S. border. Saltillo/Ramos Arizpe is one of the most important manufacturing areas in the country with significant foreign investment. Between 1994 and 1999, more than $2.9 billion in direct investment flowed into the area. DaimlerChrysler and General Motors have manufacturing plants located in Saltillo and Ramos Arizpe, respectively.

        Puebla State is located in the extreme east of the basin of the river Balsas on the Gulf of Mexico. The State has a population of approximately five million. The State capital, Puebla City, is a colonial city located 80 miles southeast of Mexico City and has a population of approximately 2.5 million. Puebla City is home to the Mexican manufacturing facilities of Volkswagen, the area's major employer.

Property Highlights — Mexico

  Cosma (Formex/Pressmex) — Ramos Arizpe, Coahuila includes two industrial buildings of 691,194 and 383,613 square feet leased respectively to Formex and Pressmex, both operating units of Cosma, constructed between 1998 and 2001, with initial terms expiring in 2017. The leases provide for annual rent step-ups based on the U.S. consumer price index (subject to certain caps), with two 12-year renewal options at inflation-adjusted rent (not exceeding 110% of the expiry year's rent). Among other programs, the tenants manufacture frames for the General Motors GMT800 program (full-size sport utility vehicles). The annualized lease payments are approximately $3.5 million (Formex) and $2.6 million (Pressmex).

  Cosma (Autotek) — Puebla, Mexico is a 353,638 square foot manufacturing facility, leased to Autotek, an operating unit of Cosma, with an initial term expiring in 2013. The lease provides for annual rent step-ups based on the U.S. consumer price index (subject to certain caps) and two 5-year renewal options at fair market rent. The tenant manufactures stampings for DaimlerChrysler, Volkswagen and General Motors. The annualized lease payment is approximately $1.5 million.

  Income-Producing Properties in Austria

        Our income-producing property portfolio includes 11 properties in Austria, with all lease payments denominated in euros. The European headquarters of Magna are situated in Oberwaltersdorf near Vienna. Approximately 93% of the Austrian income-producing properties based on annualized lease payments are located in the Province of Styria.

Description of Principal Markets

        Styria has a population of approximately 1.2 million. Graz, Austria's second largest city after Vienna, is the capital of the province and has a population of approximately 250,000. Vehicle manufacturing and electronics are a focus of the Styria area. Magna's Eurostar and Thondorf plants (our two largest income — producing properties globally) are located in Graz. Graz is located approximately 120 miles south of Vienna. Our other Austrian properties are located primarily in the vicinity of Graz. Lannach is located 17 miles south of Graz and Albersdorf is located 19 miles northeast of Graz. Ilz is located 14 miles east of Albersdorf. Oberwaltersdorf is located approximately 12 miles south of Vienna.

Property Highlights — Austria

  Magna Steyr (Thondorf/Eurostar) — Graz includes the 3,818,519 square foot Thondorf complex comprised of office, manufacturing, engineering and testing facilities with a test track on a 144 acre site built in 1942 and expanded most recently in 2002, as well as the adjacent 1,090,612 square foot Eurostar auto assembly plant located on a 53.1 acre site. Each complex is leased to an operating unit of Magna Steyr for an initial term expiring in 2017. The leases provide for rent step-ups every five years tied to inflation (subject to certain caps), with three 10-year renewal options at fair market rent. The facilities are used to assemble vehicles for DaimlerChrysler including the Jeep Grand Cherokee, the Mercedes E-class, the Mercedes G-class and the Chrysler Voyager minivan, and will also be used to assemble the Saab 93 cabriolet and the BMW X3 sport activity vehicle. The annualized lease payments are approximately EUR 12.2 million for Thondorf and approximately EUR 8.2 million for Eurostar.

  Magna Steyr (Magna Heavy Stamping) — Albersdorf is a 750,284 square foot manufacturing facility on a 35 acre site constructed in 1997 and leased to an operating unit of Magna Steyr for an initial term expiring in 2016. The tenant has two 5-year renewal options at fair market rent. The tenant produces metal stampings primarily for vehicles assembled by Magna Steyr. The annualized lease payment is approximately EUR 3.9 million.

  Magna Steyr (Steyr Powertrain Lannach) is a 592,229 square foot manufacturing facility on a 40 acre site built in 1999 and expanded in 2001 and 2003, leased to Steyr Powertrain, an operating unit of Magna Steyr, for a 15-year term expiring in 2014. The tenant has two 5-year renewal options at fair market rent. The tenant manufactures components for Volkswagen, General Motors, BMW, Renault/Nissan, Ford and DaimlerChrysler. The annualized lease payment is approximately EUR 4.5 million.

  Magna European Headquarters — Oberwaltersdorf is a 72,818 square foot office, product development and engineering facility on a 4.9 acre site built in 1995 as the European headquarters for Magna. The facility is leased to a subsidiary of Magna for an initial term expiring in 2013. The tenant has two 5-year renewal options at fair market rent. The annualized lease payment is approximately EUR 0.9 million.

  Income-Producing Properties in Germany

        Our income-producing property portfolio includes ten properties in Germany. All the leases for properties located in Germany are denominated in euros. Our German income-producing properties are located in smaller communities in the south of Germany in close proximity to Frankfurt, Stuttgart and neighbouring Austria. The properties are primarily located in the states of Baden-Württemberg (Markgroningen, Altbach, Sulzbach), Hesse (Obertshausen) and Bavaria (Straubing).

        Baden-Württemberg is an important European business and industrial location. DaimlerChrysler, Bosch, Porsche, SAP and IBM have their headquarters in the state. Stuttgart, the capital of Baden-Württemberg, has a population of 582,000. Sulzbach is located approximately 60 miles west of Stuttgart. Markgroningen is situated approximately 13 miles northwest of Stuttgart. Altbach is situated approximately six miles southeast of Stuttgart.

Property Highlights — Germany

  Decoma (Decoform) — Sulzbach is a 527,155 square foot manufacturing facility leased to Decoform, an operating unit of Decoma, for an initial term expiring in 2012. The tenant has two 12-year renewal options at fair market rent. The tenant produces exterior components for DaimlerChrysler and Volkswagen. The annualized lease payment is approximately EUR 1.9 million.

  Intier (Naher) — Markgroningen is a 596,496 square foot manufacturing facility leased to Naher, an operating unit of Intier, for an initial term expiring in 2013. The tenant has two 5-year renewal options at fair market rent. The tenant manufactures interior components for DaimlerChrysler, BMW, Porsche and Volkswagen. The annualized lease payment is approximately EUR 1.4 million.

  Income-Producing Properties in Other European Locations

        Our income-producing property portfolio also includes three properties in the United Kingdom, the leases for which are all denominated in British pounds.

        We also have two income-producing properties in Belgium, one property in Spain, one property in the Czech Republic and one in Poland. With the exception of Poland, lease payments in respect of these properties are denominated in euros.

Description of Our Development Business

        We have completed major development and expansion projects in both the North American and European markets. We undertake each new industrial or commercial development project when a prospective tenant is identified and initiate construction once the tenant enters into a binding commitment to lease property from us. As part of our management of a development project from inception, we review building and location requirements, including building specifications and floor plans, working closely with the tenant to ensure the proposed property meets the tenant's specifications and needs.

        Projects are typically identified once a significant new automotive supply contract has been awarded to one of our Magna group tenants. The specifics of the contract are analyzed as to timing for production, location of the tenant's customer and the method of shipment and timing allocated to shipping. "Just-in-time" delivery plants generally require locations in the immediate vicinity of the Magna group customer, while others may be located up to several hundred miles away. Based on these specific criteria, we analyze a number of locations (both greenfield sites and existing vacant plants) in a search area that is defined jointly by ourselves and the tenant. On greenfield sites we typically short list sites that are fully serviced and zoned when available. Our site analysis also takes into consideration physical, legal and environmental due diligence, as well as an economic analysis of demographics, labour costs, local tax regime, government incentive programs, and infrastructure requirements of the proposed development. During due diligence, we fully cost the project and execute a binding term sheet with the tenant which sets out the physical requirements of the project and major terms of the lease.

        Once a site has been selected, we work with the tenant to negotiate with local governments for related infrastructure approvals and permits. We also research and apply for local government incentive programs which provide funding or tax incentives for the proposed investment.

        For certain construction projects, we use our experience and local expertise to act as the general contractor or to segregate pricing requirements for specific elements of a project to maximize returns and minimize construction costs. On the remainder of our projects, we outsource the design and construction of our projects. Depending on the nature and location of the project, we either manage our construction with regular on-site supervisory employees, or remotely through cost, scope of work and other management control systems. We do not have long-term contractual commitments with our contractors, consultants or suppliers of materials, who are generally selected on a competitive bid basis. We have established a network of local builders in our principal areas of business in Detroit, Ontario and Mexico, through whom we have confidence in meeting construction budgets and completion timelines. In Europe, our management team in Oberwaltersdorf, Austria, has developed similar relationships to enable us to meet our budgetary and timing requirements in Germany, Austria and elsewhere in Europe. During construction, we closely monitor the construction process and related payments of construction draws. Once construction is complete, we perform a final site review with the tenant and obtain tenant sign-offs in order to identify and remedy any deficiencies before occupancy by the tenant and release of holdback monies to the builder. Our standardized lease documentation is implemented at the end of the project.

        We have consistently met the stringent production launch requirements of the Magna group for both greenfield developments and expansions. Noteworthy accomplishments in recent years include:

Cosma (Modatek):
Within a period of approximately 18 months, we commenced and completed the greenfield construction of Cosma's Modatek plant in Milton, Ontario, consisting of approximately 550,000 square feet. This building has substantial 50-foot high bay areas, heavy press pits, an approximately 50,000 square foot e-coating area, and integrated high voltage electrical distribution.
Cosma (Formex and Pressmex):
Within approximately 15 months, we commenced and completed the approximately 440,000 and 204,000 square foot greenfield construction of Cosma's Formex and Pressmex plants, respectively, at our Saltillo industrial campus. These heavy manufacturing plants also consist of substantial high bay areas, press pits, reinforced concrete and electrical requirements.
Decoma (Anotech):	Within less than 12 months, we commenced and completed the approximately 200,000 square foot greenfield construction of Decoma's Anotech facility in the Greater Toronto Area.
Magna Steyr (Powertrain):	Within less than 12 months, we commenced and completed the approximately 289,000 square foot greenfield construction of a new Magna Steyr Powertrain assembly plant in Ilz, Austria.
Cosma (Formex and Pressmex Expansions):	Within 11 months, we commenced and completed expansions of approximately 250,000 and 180,000 square feet for Formex and Pressmex, respectively.

Description of our Properties Under Development

        As at March 31, 2003, we had approximately 250,000 square feet of projects in various stages of development. The total cost through completion for these projects is expected to be in the range of $35 million to $40 million, $5.4 million of which had been spent as of March 31, 2003. Some of our principal projects underway are described below. We expect to complete each of these projects within the next 12 months.

Cosma (Drive Automotive):
An approximately 82,000 square foot expansion for Cosma (which is the first phase of a 275,000 square foot expansion) for the extension of this Class A stamping and assembly building in Piedmont, South Carolina to allow for the production of stamped Class A metal parts for the Mercedes M-class.
Magna (Systemtechnik):	An approximately 100,000 square foot new facility for the Systemtechnik training and research and development centre in Albersdorf, Austria.
Magna Steyr (Eurostar and Thondorf):	Continued development of infrastructure for ongoing projects at both the Eurostar and Thondorf assembly facilities for Magna Steyr in Graz, Austria.

Description of Properties Held for Development or for Sale

        We have approximately 915 acres available for development in Canada, the United States, Austria and Mexico, with a net book value of $77.5 million as at March 31, 2003. We also had three properties, with an aggregate book value of $4.1 million, which are no longer of strategic value and are for sale. We estimate that the fair market value of these three properties is at least equal to their net book value.

Government Regulation

        We are subject to a wide range of laws and regulations imposed by governmental authorities, including in particular zoning, building and similar regulations that affect our development activities, and environmental laws that affect us as an owner and developer of real property.

        We are also subject to environmental laws and regulations relating to air emissions, soil and ground water quality, wastewater discharge, waste management and storage of hazardous substances. Our standard forms of lease permit us to conduct environmental assessments and audits from time to time at our own expense. We do not generally conduct ongoing environmental assessments of our leased income-producing properties other than at the time of acquisition of a property since our tenants are generally responsible for the environmental integrity of the properties on which they operate, and are also required by the terms of the lease to provide us with copies of any environmental reports that they create or obtain. Pursuant to Magna's Health, Safety and Environmental Policy, the members of the Magna group generally cause a Phase I environmental site assessment to be conducted with respect to each of their operations at least once every three years, as well as Phase II environmental audits of properties, as appropriate, to follow up on issues identified by the Phase I assessments. These inspections are conducted by independent recognized environmental consulting firms.

        Our standard forms of lease also require the tenant to assume the costs of environmental compliance, including remediation or clean-up of any contamination on the leased premises. This applies whether or not such contamination occurred prior to the tenant's use of the property, unless the tenant can establish that the contamination was not caused by or exacerbated by the tenant's use of the property. Despite our tenants' obligation to indemnify us, we are responsible under applicable law for ensuring that a particular property complies with environmental laws.

        We are also subject to environmental laws and regulations requiring investigation and clean-up of environmental contamination. Our tenants operate certain manufacturing facilities that use environmentally sensitive processes and hazardous materials. From time to time our tenants' operations and our properties may become the subject of complaints from adjacent landowners, or inquiries or investigations of environmental regulators. All of the costs to date have been incurred entirely by our tenants pursuant to the terms of our leases with them.

        To date, environmental laws and regulations have not had a material adverse effect on our operations or financial condition. However, changes in these government laws and regulations are ongoing and may make environmental compliance increasingly expensive. We cannot predict future costs which we may incur to meet environmental obligations.

Employees

        We have employed approximately 30 people in our real estate business for each of the past three years, the majority of whom are based at our headquarters in Aurora, Canada, and the balance of whom are located in Europe. We are not party to any collective bargaining agreements with any of our employees.

Leasing Arrangements

Negotiations with the Magna Group

        Our business and affairs are controlled by the Stronach Trust, which beneficially owns approximately 66.3% of our outstanding Class B Shares as well as 66.3% of the Class B Shares of Magna. Although we are under common control with the operating units of the Magna group, who are our tenants, and were formerly a wholly-owned subsidiary of Magna, all of Magna's operating units operate as autonomous profit centres, with the compensation of the senior management of each unit generally tied to the profitability of that unit. Accordingly, we believe that all our negotiations with our tenants have been conducted on an arm's length basis. Members of the Magna group have in the past engaged in real estate development activities directly or with our competitors, including in circumstances where we have declined opportunities with terms or in locations we did not consider sufficiently attractive. As a general business practice, we contract with operating units of the Magna group that we consider sufficiently creditworthy, or we seek a guarantee from a more senior entity within the Magna group.

Triple-Net Leases

        Our leases are generally on a "triple-net" basis and provide that the tenant is responsible for all costs of occupancy, including operating costs, property taxes, the costs of maintaining insurance in respect of the property and maintenance costs. The tenant is not responsible for income taxes or capital taxes charged to us.

        We are responsible for structural defects and repairs relating to reasonable wear and tear to the structural elements of the properties. Some leases provide that we must repair any serious damage to the base building systems. Generally, where a lease commenced within one year of the substantial completion of the relevant premises, we have provided a warranty expiring one year after substantial completion with respect to certain components of the building (including HVAC systems, electrical systems, plumbing systems and the roof membrane). In addition, some leases provide that we are also responsible for vacant land not used in any way by the tenant.

Contractual Step-Ups in Rental Rates

        Our existing leases generally provide for periodic rent escalations based either on fixed-rate step increases or on the basis of a consumer price index adjustment (subject to certain caps). For examples of representative lease terms, see "— Summary Descriptions of Principal Income-Producing Properties by Country" above.

Renewal Options Tied to Market Rental Rates

        A significant portion of our portfolio has built in renewal options, generally tied to either market rental rates or to inflation (limited in the latter case to an increase of 10% of the expiry year's rent). The determination of market rent is generally subject to arbitration. In most cases, the market rental rate is calculated without reference to the value of improvements paid for by the tenant and, in some cases, offers to lease made by competitors of the tenant are specifically excluded from the determination of market rent.

Obligation to Restore Premises

        Our leases generally provide that the tenant is obligated to restore the premises to a condition consistent with their condition on the commencement date of the lease, subject to reasonable wear and tear. Some leases do not require that the tenant remove minor alterations where our consent was not required for their installation.

Environmental Obligations

        Our leases also provide that the tenants must maintain the properties in accordance with applicable laws, including environmental laws. The tenant must remove all hazardous and toxic substances from the premises when and as required by applicable laws, regulations and ordinances and in any event prior to the termination of its occupation of the premises. This applies whether or not the contamination occurred prior to the tenant's use of the property, unless the contamination was not caused by or exacerbated by the tenant's use of the property. The leases generally also contain indemnities in our favour with respect to environmental matters. Those indemnities expire after a specified period of time following the termination of the lease. The leases generally provide that we may conduct environmental assessments and audits from time to time at our sole expense. See "— Government Regulation" above.

Restrictions on Sales and Tenant Rights to Purchase

        Approximately 70% of our leases, based on annualized lease payments, include a right of refusal in favour of the tenant with respect to the purchase of the property in question. This right typically provides the tenant with a right to match any third party offer within a prescribed period of time, failing which we are free to accept the offer and complete the sale to the third party. Some leases provide that so long as the tenant is controlled, directly or indirectly, by Magna, we may not sell the property to a competitor of the tenant without the tenant's consent.

Tenant Assignment Rights

        The leases contain a restriction on assignment by the tenant without our consent, other than to affiliates or associates of the tenant. The leases do not restrict a change of control of the tenant.

Termination Rights

        Due to certain local statutory requirements, some Austrian leases provide that the tenant can terminate the lease at any time upon 12 months' notice. In these cases, the tenant has provided us with a guarantee from a non-Austrian affiliate for performance of the lease obligations that would arise should such a termination occur.

RISK FACTORS

        This section describes the material risks affecting our business, financial condition, operating results or prospects. There may be other risks and uncertainties that are not known to us or that we currently believe are not material, but which also may have a material adverse effect on our business, financial condition, operating results or prospects.

        In addition to the other information contained in this Annual Information Form, you should carefully consider the risks described below. If any of these risks actually are realized, our business, financial condition, operating results or prospects could be materially adversely affected.

Risks Related To Our Real Estate Business

  Virtually all our real estate business revenue comes from payments that we receive under leases with the Magna group, so factors affecting the Magna group's businesses will also affect us.

        All but two of our income-producing properties are leased to the Magna group. Magna has not guaranteed the obligations of its subsidiaries under their leases with us. As a result, our operating and net income and the value of our property portfolio would be materially adversely affected if the members of the Magna group became unable to meet their respective financial obligations under their leases. See "Our Real Estate Business — Description of Our Income-Producing Property Portfolio — Tenant Mix".

  We are subject to risks affecting the automotive parts industry.

        Since the Magna group operates in the automotive parts industry, our business is, and for the foreseeable future will be, subject to conditions affecting the automotive industry generally. A decrease in the long-term profitability or viability of the automotive parts sector would have a material adverse impact on the financial condition of our tenants and could therefore adversely impact the value of our properties and our operating results. Factors that may adversely affect the Magna group's operations in the automotive parts sector include the following:

•	global economic conditions	•	increases in raw material prices
•	pressure from customers to reduce prices	•	fluctuations in relative currency values
•	pressure from customers to absorb certain fixed costs	•	unionization activity
•	increased product warranty and product liability risk	•	threat of work stoppages
•	impact of financially distressed sub-suppliers	•	competitive auto parts supply market
•	dependence on outsourcing by automobile manufacturers	•	delays in launching new programs
•	rapid technological and regulatory changes	•	delays in constructing new facilities
•	increased crude oil and energy prices	•	changes in governmental regulations
•	dependence on certain customers and vehicle programs	•	impact of environmental regulations

        Although we intend to lease property to tenants other than the Magna group, it is unlikely that our dependence on the Magna group, and therefore the automotive industry, will be reduced significantly in the foreseeable future.

  We have no agreement with the Magna group that it will continue to do business with us in the same manner as it has in the past or at all.

        Virtually all the growth of our real estate business has been dependent on our relationship with the members of the Magna group as the tenants of our income-producing properties, as the customers for our development projects and as the source of our acquired properties. Although we have acted as the developer, real estate advisor, property manager and owner of most of the industrial facilities of the Magna group since our inception, we have no assurance that we will continue to do so. We will be required to compete for any future business with the Magna group without any contractual preferential treatment.

        Members of the Magna group have determined on occasion in the past and may increasingly in the future determine not to lease certain properties from us and not to renew certain leases on terms comparable to (or more favourable to us than) our existing arrangements with them, or at all. Moreover, we may not continue to be able to acquire new properties from the Magna group as we have done in the past.

        Any adverse change in our business relationship with the Magna group could have an adverse effect on the growth and profitability of our business.

  The Magna group may not be successful in maintaining its level of growth, which would likely have a corresponding impact on our growth rate.

        Virtually all of the growth of our real estate business has resulted from the growth of the automotive parts business operated by the Magna group, including growth as a result of acquisitions. We expect to derive an important portion of our future growth from continuing to build on our relationship with the Magna group so as to benefit from the Magna group's future growth. However, the Magna group may not be successful in maintaining its historical growth rate and may not undertake acquisitions of new facilities at the same rate as in the past. The Magna group's inability to maintain its level of growth would likely adversely affect our growth. See "Our Real Estate Business — Description of Our Income-Producing Property Portfolio — Historical Growth of Our Income-Producing Property Portfolio".

  Our international investments are subject to foreign currency fluctuations which could reduce our revenues and increase our costs.

        A substantial majority of our current property portfolio is located outside of the United States and generates lease payments that are not denominated in U.S. dollars. Since we report our financial results in U.S. dollars and do not currently hedge our foreign currency exposure against the U.S. dollar, we are subject to foreign currency fluctuations that could, from time to time, have an adverse impact on our financial position or operating results.

  The terms of our leases limit our ability to increase rents in response to market conditions, so we may receive rents at levels below current fair market values.

        A substantial majority of the leases for our income-producing properties have terms expiring after 2013. Our leases generally provide for periodic rent escalations based on specified percentage increases or a consumer price index adjustment, subject in some cases to a cap. As a result, the long-term nature of these lease agreements limits our ability to increase rents contemporaneously with increases in market rates and may therefore limit our revenue growth and the market value of our income-producing property portfolio.

  Most of our significant leases provide our tenants with rights of first refusal, which may adversely affect the marketability and market value of our income-producing property portfolio.

        The rights of first refusal that we have granted to our tenants in most of our significant leases may deter third parties from incurring the time and expense that would be necessary for them to bid on our properties in the event that we desire to sell those properties. Accordingly, these rights of first refusal may adversely affect our ability to sell our properties or the prices that we receive for them upon any sale. In addition, the rights of first refusal may adversely affect the market value of our income-producing property portfolio. See "Our Real Estate Business — Leasing Arrangements — Restrictions on Sales and Tenant Rights to Purchase".

  We are subject to competition for the acquisition of new properties and we may not compete successfully, which would limit our ability to invest in and develop new properties.

        We compete for suitable real estate investments with many other parties, including real estate investment trusts, insurance companies and other investors (both Canadian and foreign), which are currently seeking, or which may seek in the future, real estate investments similar to those desired by us. Some of our competitors may have greater financial and operational resources than we do. Accordingly, we may not be able to compete successfully for these investments. Increased competition for real estate investments resulting, for example, from increases in the availability of investment funds or reductions in financing costs would tend to increase purchase prices and reduce the yields from the investments.

  We have no prior operating history as an independent operating company.

        We had not operated as a stand-alone company prior to our spin-off from Magna which occurred on August 29, 2003. We now function as an operating company independent of Magna, and Magna has no obligation to provide assistance to us or any of our subsidiaries, except as described in "Affiliate Relationships and Transactions — Relationship with Magna". Our lack of independent operating history may have a material adverse effect on our operating results.

Risks Related To Our Controlling Shareholder

  We are controlled by the Stronach Trust.

        Our business and affairs are controlled by the Stronach Trust, which beneficially owns approximately 66.3% of our outstanding Class B Shares. Those shares represent approximately 0.76% of our total outstanding shares and approximately 56.5% of the aggregate voting power of our outstanding shares. Accordingly, the Stronach Trust is able to elect all our directors and control us. Subject to applicable law, the Stronach Trust may, as a practical matter, be able to cause us to effect corporate transactions without the consent of our other shareholders and to control the amount and timing of dividends. In addition, the Stronach Trust is able to cause or prevent a change in our control.

        In some cases, the interests of the Stronach Trust may not be the same as those of our other shareholders, particularly in connection with corporate transactions that might involve a change in our control, which the Stronach Trust might not favour even if our other shareholders would. Under the applicable laws of Ontario, as a shareholder, the Stronach Trust does not have a fiduciary duty to us or any of our shareholders. See "Affiliate Relationships and Transactions — Relationship with Our Controlling Shareholder".

  Our controlling shareholder and our Chairman have interests in Magna and MEC that could conflict with the interests of other holders of our shares.

        The Stronach Trust beneficially owns, in addition to our Class B Shares as described above, approximately 66.3% of the outstanding Class B Shares of Magna. Those shares represent approximately 56.5% of the aggregate voting power of Magna's outstanding shares. Our Chairman and the Chairman of Magna, Mr. Frank Stronach, and the President and Chief Executive Officer of Magna, Ms. Belinda Stronach, control a further 16.5% and 7.4%, respectively, of the votes carried by both our outstanding shares and the outstanding shares of Magna, through their voting control of certain Magna employee compensatory plans. In addition, an estate planning vehicle for the Stronach family beneficially owns, and Mr. Stronach shares control or direction over, approximately 7.6% of the outstanding shares of the Class A Subordinate Voting Stock of MEC.

        Mr. Stronach, Ms. Stronach and two other members of their family are the trustees of the Stronach Trust, and are also members of the class of potential beneficiaries of the Stronach Trust. Accordingly, Mr. Stronach may be deemed to beneficially own the shares owned by the Stronach Trust, although he disclaims beneficial ownership. Mr. Stronach is also the Chairman and founder of Magna and the Chairman and founder of MEC, and is also the uncle of our Deputy Chairman and President of our Construction Group, Mr. Werner Czernohorsky. In 2002, European subsidiaries of Magna paid fees to Mr. Stronach and Stronach & Co., an associate of Mr. Stronach, in an aggregate amount of $33.0 million for business development and consulting services.

        As a result of these relationships, our Chairman and our controlling shareholder have interests that could conflict with the interests of other holders of our shares. Subject to applicable laws regarding related party transactions and the protection of minority shareholders, the fiduciary duties of our directors to act in our best interests and our internal governance procedures, those conflicts of interest could influence decisions made regarding transactions and investments that we effect or choose not to effect with Magna and with MEC in the future.

  Our transactions with the Magna group may not be on an arm's length basis.

        Virtually all our real estate business revenue is generated pursuant to leases with the Magna group. Most of these leases were entered into by our predecessor entities while they were wholly-owned subsidiaries of Magna. Although we intended for these leases to be on arm's length commercial terms, there can be no assurance that independent parties negotiating at arm's length would have arrived at the same terms. Since we are under common control with the Magna group, there is a risk that any decisions or actions taken by either of us regarding these leases (including with respect to renewals, amendments, disputes or enforcement proceedings) may not be the same as if we operated on an arm's length basis.

Risks Related To The Real Estate Industry

  Real estate investments are subject to numerous risks that could adversely affect our operating results, many of which are beyond our control.

        Because we own, lease and develop real property, we are subject to the risks generally incident to investments in real property. The investment returns available from investments in real estate depend in large part on the amount of income earned and capital appreciation generated by the properties, as well as the expenses incurred. We may experience delays and incur substantial costs in enforcing our rights as lessor under defaulted leases, including costs associated with being unable to rent unleased properties to new tenants on a timely basis or with making improvements or repairs required by a new tenant. In addition, a variety of other factors outside of our control affect income from properties and real estate values, including environmental laws and other governmental regulations, real estate, zoning, tax and eminent domain laws, interest rate levels and the availability of financing. For example, new or existing environmental, real estate, zoning or tax laws can make it more expensive or time consuming to develop real property or expand, modify or renovate existing structures. When interest rates increase, the cost of acquiring, developing, expanding or renovating real property increases and real property values may decrease as the number of potential buyers decreases. In addition, real estate investments are often difficult to sell quickly. Similarly, if financing becomes less available, it becomes more difficult both to acquire and to sell real property. Moreover, governments can, under eminent domain laws, take real property. Sometimes this taking is for less compensation than the owner believes the property is worth. Although we are geographically diversified, any of these factors could have a material adverse impact on our results of operations or financial condition in a particular market.

  Real estate development is subject to timing, budgeting and other risks that could adversely affect our operating results.

        We intend to develop properties as suitable opportunities arise, taking into consideration the general economic climate. Real estate development has a number of risks, including risks associated with:

  •
  construction delays or cost overruns that may increase project costs;

  •
  receipt of zoning, occupancy and other required governmental permits and authorizations;

  •
  development costs incurred for projects that are not pursued to completion;

  •
  so-called acts of God, such as earthquakes, hurricanes, floods or fires that could adversely impact a project;

  •
  ability to raise capital; and

  •
  governmental restrictions on the nature or size of a project.

        Our development projects may not be completed on time or within budget, which could adversely affect our operating results.

  We may be unable to renew leases on favourable terms or find new tenants for vacant properties.

        We may be unable to lease a vacant property in our portfolio on economically favourable terms. In addition, we may not be able to renew an expiring lease or to find a new tenant for the property for which the lease has expired, in each case on terms at least as favourable as the expired lease. Renewal options are generally based on changes in the consumer price index or prevailing market rates. Market rates may be lower at the time of the renewal options, and accordingly, leases may be renewed at lower levels of rent than are currently in place. Our tenants may fail to renew their leases if they need to relocate their operations as a result of changes in location of their customers' operations or if they choose to discontinue operations as a result of the loss of business.

        Many factors will affect our ability to lease vacant properties, and we may incur significant costs in making property improvements or repairs required by a new tenant. In addition, we may incur substantial costs in protecting our investments in leased properties, particularly if we experience delays and limitations in enforcing our rights against defaulting tenants. Furthermore, if one of our tenants rejects or terminates a lease under the protection of bankruptcy, insolvency or similar laws, our cash flow could be materially adversely affected. The failure to maintain a significant number of our income-producing properties under lease would have a material adverse effect on our financial condition and operating results.

  Environmental compliance costs and liabilities with respect to our real estate may adversely affect us.

        Under various federal, state, provincial and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in an affected property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In addition, the presence of hazardous or toxic substances, or the failure to remediate properly, may materially impair the value of our real property assets or adversely affect our ability to borrow by using such real property as collateral. Certain environmental laws and common law principles could be used to impose liability for releases of hazardous materials, including asbestos-containing materials, into the environment, and third parties may seek recovery from owners or operators of real properties for personal injury associated with exposure to released asbestos-containing materials or other hazardous materials. As an owner of properties, we are subject to these potential liabilities.

        Capital and operating expenditures necessary to comply with environmental laws and regulations, to defend against claims of liability or to remediate contaminated property may have a material adverse effect on our results of operations and financial condition. We may also become subject to more stringent environmental standards as a result of changes to environmental laws and regulations, compliance with which may have a material adverse effect on our results of operations and financial condition. Moreover, environmental laws may also impose restrictions on the manner in which a property may be used or transferred or in which businesses may be operated, limiting development or expansion of our property portfolio or requiring significant expenditures.

  Any future hedging transactions may limit our gains or result in losses for us.

        Although we do not currently intend to do so, we may attempt to minimize or hedge our exposure to the impact that changes in foreign currency rates or interest rates may have on our real estate business' revenue and debt liabilities through the use of derivative investments. The use of derivative instruments, including forwards, futures, swaps and options, in our risk management strategy carries certain risks, including the risk that losses on a hedge position will reduce our profits and the cash available for development projects or dividends. A hedge may not be effective in eliminating all the risks inherent in any particular position. Our profitability may be adversely affected during any period as a result of the use of derivatives.

Risks Related to Our Financial Statements

  Certain of our financial statements have been "carved out" from the consolidated financial statements of Magna and may not entirely reflect our financial condition and results of operations on a stand-alone basis.

        Our historical financial statements have been "carved out" from the consolidated financial statements of Magna and may not be indicative of our financial condition and results of operations had we actually operated on a stand-alone basis during the periods presented. In particular, our costs and expenses could have been different had we been operating on a stand-alone basis. The operating costs included in the combined financial statements do not include any allocation of financial reporting, governance, investor relations and other costs that will be incurred in the future when MID is a stand-alone public company. In addition, interest costs in the combined financial statements are predominantly based on intercompany interest charges from Magna and may not be indicative of interest costs to be incurred by MID as a stand-alone public company.

Risks Related to Our Investment in Magna Entertainment Corp.

        Because our holdings in MEC represent approximately 96% of the total voting power of its outstanding stock and approximately 59% of the total equity interest in MEC, we are required to consolidate the financial position and operating results of MEC with those of our real estate business. On a combined basis, our investment in MEC represented 54% of our assets as at March 31, 2003 and 86% of our 2002 revenue and materially affects our combined net income. Accordingly, the risks related to MEC are also risks to our combined financial condition and operating results and the market value of our investment in MEC.

        MEC's business is subject to different risk factors than our real estate business. Reference is made to the "Risks Related to Our Investment in Magna Entertainment Corp." contained on pages 24 to 35 of our Final Prospectus dated August 18, 2003, which is incorporated by reference into this Annual Information Form.

AFFILIATE RELATIONSHIPS AND TRANSACTIONS

Relationship with Magna

        Virtually all our real estate business revenue is obtained from the Magna group pursuant to our leases with them.

        We have entered into or propose to enter into various transactions with members of the Magna group, including substantially all our existing leases and certain services arrangements. We expect to enter into additional leases and agreements with Magna from time to time in the future, the terms of which will be determined by negotiations at such time and, in the case of material agreements, will be subject to approval by a special committee comprised of independent members of our Board of Directors. There can be no assurance that transactions between us and Magna have been or will be on the same terms as would be negotiated between independent parties. Policies of applicable Canadian securities regulatory authorities recommend that issuers involved in a "related party transaction" have the transaction approved by a special committee of directors, consisting only of directors who are independent of the interested party and, in certain circumstances, that an independent valuation and the approval of the transaction by a majority of disinterested shareholders be obtained. We intend to comply with these and any other requirements that may be required or recommended by applicable regulatory requirements. See "Risk Factors — Risks Related to Our Controlling Shareholder".

Relationship with Our Controlling Shareholder

        The Stronach Trust is able to elect all our directors and controls both us and Magna. Therefore, the Stronach Trust may be able to cause us to effect certain corporate transactions without the consent of our other shareholders and to control the amount and the timing of dividends, subject in each case to applicable laws regarding related party transactions and the protection of minority shareholders, the fiduciary duties of our directors to act in our best interests and our internal governance procedures. In addition, the Stronach Trust is able to cause or prevent a change in our control. The Stronach Trust controls Magna through the right to direct votes attaching to Class B Shares of Magna which carry a majority of the votes attaching to the outstanding voting shares of Magna. Magna and ourselves are currently under the control of the Stronach Trust and are accordingly be related parties.

        Our Chairman, Mr. Frank Stronach, the founder and Chairman of the board of directors of Magna, as well as the founder and Chairman of MEC, together with three other members of his family, are the trustees of the Stronach Trust. Mr. Stronach is also one of the members of the class of potential beneficiaries of the Stronach Trust. We believe that there are significant benefits derived from Mr. Stronach's role as chairman of our company. In particular, we are able to benefit from Mr. Stronach's experience and track record in establishing companies with successful and entrepreneurial corporate cultures, and from his substantial experience with the Magna group.

Related Party Transactions

        For a description of certain transactions we have had with Magna, see note 19 to our Audited Combined Financial Statements as at December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, contained in our Final Prospectus dated August 18, 2003.

ITEM 4. OUR INVESTMENT IN MAGNA ENTERTAINMENT CORP.

General

        Our investment in MEC consists of 58,466,056 shares of its Class B Stock and 4,362,328 shares of its Class A Subordinate Voting Stock, representing approximately 96% of the total voting power of its outstanding stock and approximately 59% of the total equity interests in MEC. The Class B Stock of MEC is entitled to 20 votes per share and is convertible into shares of MEC's Class A Subordinate Voting Stock on a one-for-one basis. MEC's Class A Subordinate Voting Stock trades on the Nasdaq National Market under the trading symbol "MECA" and on the Toronto Stock Exchange under the trading symbol "MEC.A".

        MEC has its own board of directors (which includes a majority of outside directors) and management team. We view our shareholdings in MEC as a strategic investment that will potentially provide us with the opportunity to participate in co-developments or joint ventures should MEC pursue additional development of excess lands around its racetracks or undertake other commercial real estate developments, and will allow us to share in the future growth of MEC.

        Although we have no current plans to do so, we may make further investments in MEC, whether in the form of debt, equity or otherwise, or we may decrease our holdings in MEC. We are not subject to any restrictions regarding future investments in MEC and have not guaranteed any of MEC's debt obligations or other commitments.

Business of Magna Entertainment Corp.

        MEC is North America's number one owner and operator of horse racetracks, based on revenues, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets. MEC currently operates or manages 12 thoroughbred racetracks, two standardbred racetracks, one racetrack which runs both thoroughbred and standardbred meets and one greyhound racetrack, as well as the simulcast wagering venues at these tracks. In addition, MEC operates off-track betting ("OTB") facilities and a national account wagering business known as XpressBet™ which permits customers to place wagers by telephone and over the Internet on horse races at up to 70 racetracks in North America. MEC also owns and operates HorseRacing TV™, a television network focused on horse racing that was launched on the Racetrack Television Network ("RTN") in 2002. HorseRacing TV™ is currently carried on cable systems in nine states, with over 1.2 million subscribers to date. MEC is in ongoing discussions with cable and satellite operators with the goal of achieving broader distribution for HorseRacing TV™. RTN, in which MEC has a one-third interest, was formed to telecast races from MEC's racetracks and other racetracks, via private direct-to-home satellite, to paying subscribers. MEC also owns a 30% equity interest in AmTote International, Inc., a provider of totalisator services to the North American pari-mutuel industry. For the year ended December 31, 2002, MEC's operations generated consolidated revenues of $540.3 million. For the three months ended March 31, 2002 and 2003, MEC's operations generated consolidated revenues of approximately $248.2 million and $270.1 million, respectively.

        Since December 1998, MEC has acquired seven large racetrack operations in North America: Santa Anita Park near Los Angeles, Gulfstream Park near Miami, Golden Gate Fields and Bay Meadows near San Francisco, Lone Star Park at Grand Prairie near Dallas and The Maryland Jockey Club, which operates Laurel Park in Maryland and Pimlico Race Course in Baltimore, home of the Preakness Stakes®, the middle jewel in thoroughbred racing's Triple Crown. MEC has also acquired the racetrack operations of The Meadows near Pittsburgh, Thistledown near Cleveland, Remington Park in Oklahoma City, Great Lakes Downs in Muskegon, Michigan, Portland Meadows near Portland, Oregon, Multnomah Greyhound Park also near Portland, Oregon and Flamboro Downs in Hamilton, Ontario. MEC owns all the land on which these racetracks are located, with the exception of Bay Meadows, Lone Star Park at Grand Prairie, Remington Park, Portland Meadows (in which we own a minority interest) and Multnomah Greyhound Park where MEC leases the land from third parties. These acquisitions have enabled MEC to secure the ownership rights to what MEC believes is some of the highest quality and most popular live horse racing content in North America, based on standard industry measures, such as total handle, average daily attendance and average daily wagering, both on and off-track. MEC believes that the aggregation of this high-quality content, combined with a strong branding strategy and the introduction of new media distribution technologies, will enhance the distribution of its content and help it develop new sources of revenues. MEC intends to continue to acquire strategic racetracks and other related assets on a selective basis.

        MEC distributes its live racing content to approximately 1,000 off-track and inter-track venues, including other racetracks, OTB facilities and casinos in the United States, Canada, Mexico, the Caribbean and the United Kingdom. MEC intends to expand the distribution of this content in these markets and, to the extent permitted by various regulatory regimes, in additional markets, particularly emerging electronic media-based markets, such as wagering via interactive television and the Internet.

        In conjunction with its racetrack operations, MEC owns and operates thoroughbred training centres situated near San Diego, California, in Palm Beach County, Florida and in the Baltimore, Maryland area. MEC believes that facilities such as these will provide it with a competitive advantage by helping it to attract additional high-quality horses to its racetracks and to expand its field sizes. MEC believes that this will allow it to increase both its number of live races and the total amount wagered on its races.

        Legislators in a number of the states in which MEC's racetracks operate are considering the legalization of alternative gaming at racetracks. As a result of the Flamboro Downs acquisition, MEC is developing a relationship with the Ontario Lottery and Gaming Corporation, which operates the gaming facility at Flamboro Downs. MEC expects that the ownership of Flamboro Downs and this relationship will enable it to develop additional expertise in the issues surrounding the operation and management of alternative gaming facilities at racetracks.

        MEC employed approximately 5,100 employees as of December 31, 2002, of whom approximately 3,000 were represented by unions.

MEC's Strategy

        Since MEC's inception in 1998, MEC has experienced significant growth in scale and profitability through a strategic acquisition program. MEC intends to grow and develop its business further by:

Continuing to Integrate Acquisitions by Employing "Best Practice" Improvements at its Racetracks

        Through its acquisitions, MEC owns some of the largest and what it believes to be some of the highest-quality thoroughbred racetracks in North America, as measured in terms of total handle, average daily attendance and average daily wagering both on and off-track. MEC believes that the increased scale and integration of its racetrack operations and related wagering operations will afford it the opportunity to both grow its revenues and achieve significant operational synergies through the implementation of best practices, cost reductions realized from economies of scale and increased efficiencies. MEC intends to improve the quality of the live racing experience by upgrading and expanding the infrastructure of its properties in order to attract the best available horses, trainers and jockeys.

Expanding the Distribution of Live Racing

        MEC currently distributes its live racing to inter-track and off-track venues in the United States, Canada, Mexico, the Caribbean and the United Kingdom. MEC believes that, subject to applicable regulation, significant opportunities exist to expand the distribution of its content through the further development of its simulcasting operations and its XpressBet™ Internet and telephone account wagering business, as well as the development of new forms of account wagering, including interactive television in the United States.

Further Developing an Integrated Branding and Marketing Strategy

        MEC intends to combine its racing content, and possibly the racing content from racetracks not owned by it, and market this content under its brand name. MEC believes that aggregating this content would offer pari-mutuel wagering venues that import its content greater convenience and lower operating costs, while offering customers at their facilities access to more racing content, including signals that the venue operators may not have purchased as stand-alone products. MEC believes that packaging its product this way will increase the exposure of its smaller racetracks.

Improving the Quality of the Entertainment Experience at MEC's Racetracks and OTB Facilities

        MEC believes that the horse racing industry does not currently reach a large portion of its potential customer base. MEC is attempting to increase attendance at its racetracks and broaden the appeal of horse racing by developing higher-quality racetrack facilities with a wider variety of amenities. MEC will seek to enter into joint venture arrangements with strategic partners to develop leisure and entertainment-based real estate projects on land surrounding, or adjacent to, certain of its premier racetracks. Such developments could include retail shopping facilities, restaurants, hotels and entertainment projects. Subject to regulatory approval, these developments may also involve the integration of other gaming operations, such as video lottery terminals or similar gaming devices.

Obtaining Broader Distribution of HorseRacing TV™

        MEC believes that broad television distribution will help increase future interest in horse racing and attract additional wagering customers. In the effort to broaden the audience, reach and appeal of horse racing and wagering across North America, MEC is pursuing carriage agreements with multiple system digital cable operators and direct broadcast satellite operators for HorseRacing TV™. The carriage agreements that MEC is seeking for HorseRacing TV™ would package the network with other digital sports programming sold to subscribers.

Selectively Acquiring and Developing Additional Strategic Racetracks and Related Assets

        MEC will selectively pursue the acquisition and development of strategically important, geographically diverse racetracks and related operations in order to increase its ownership of live racing content. MEC intends to simulcast this content to other pari-mutuel wagering venues and to increase both the number of days in the year and hours in the day that MEC offers wagering on live and simulcast races.

MEC's Real Estate Portfolio

        As of March 31, 2003, the aggregate net book values of MEC's real estate were as follows:

At March 31, 2003
(millions)
Revenue-producing racing real estate	$472.0
Excess racing real estate	100.9
Development real estate	75.3
Revenue-producing non-racing real estate	72.3
Non-core real estate	11.1

Total	$731.6

        Included in MEC's loss before income taxes and minority interest for the year ended December 31, 2002 are gains on the sale of its non-core real estate of $15.2 million (2001 — $20.4 million; 2000 — $7.0 million). MEC expects the gains from sales of its non-core real estate to be reduced to zero over time as the balance of its non-core real estate is sold. MEC is actively marketing and intends to continue to sell the balance of its non-core real estate in order to provide capital to grow and enhance its racing business; accordingly, MEC is currently servicing, improving and seeking zoning and other approvals for some of this real estate in order to enhance its value on sale.

        In addition to its non-core real estate, MEC currently has substantial holdings of excess racing real estate and revenue-producing non-racing real estate. MEC is continually re-evaluating each of these holdings in relation to its core business activities. MEC will, from time to time, sell or otherwise monetize some or all of these real estate holdings in order to fund the growth of its core racing operations and related businesses. The aggregate net book value of these excess real estate assets, including MEC's remaining non-core real estate, was $179.6 million and $184.4 million as of December 31, 2002 and March 31, 2003, respectively.

        Included in MEC's excess racing real estate is land adjacent to several of its racetracks, Santa Anita Park, Gulfstream Park, Golden Gate Fields, Lone Star Park, Laurel Park and Pimlico Race Course, totalling approximately 314 acres. MEC is considering a variety of options with respect to this excess land, including entertainment and retail-based developments that could be undertaken in conjunction with business partners who could be expected to provide the necessary marketing and development expertise, as well as the necessary financing.

        MEC's development real estate includes: approximately 562 acres of land in Ebreichsdorf, Austria, located approximately 15 miles south of Vienna, on which MEC has commenced development of a horse racetrack and gaming facility; approximately 110 acres of undeveloped land in Oberwaltersdorf, Austria, also located approximately 15 miles south of Vienna; approximately 800 acres of undeveloped land in upstate New York; approximately 260 acres of undeveloped land in Dixon, California, located approximately 20 miles west of Sacramento and approximately 435 acres of undeveloped land in Ocala, Florida.

        MEC's revenue-producing non-racing real estate includes two golf courses that MEC owns and operates, Fontana Sports and Magna Golf Club, and related recreational facilities as well as three residential projects in various stages of development in Austria, the United States and Canada. Fontana Sports, which opened in 1997, is a semi-private sports facility located in Oberwaltersdorf, Austria that includes an 18-hole golf course, a clubhouse which contains dining facilities, a pro shop, a tennis club and a fitness facility. The Magna Golf Club, which is in Aurora, Ontario, adjacent to MEC's and Magna's headquarters approximately 30 miles north of Toronto, opened in May 2001. The clubhouse was completed in the spring of 2002 and contains dining facilities, a members' lounge, a pro shop and a fitness facility.

ITEM 5. DESCRIPTION OF MAGNA

        Magna is the most diversified automotive supplier in the world, and, together with its automotive affiliates, is the tenant of virtually all our income-producing properties. Magna is a public company, with its Class A Subordinate Voting Shares listed for trading on the New York Stock Exchange and the Toronto Stock Exchange and its Class B Shares listed for trading on the Toronto Stock Exchange. Our Chairman, Frank Stronach, is also the founder and Chairman of the Board of Directors of Magna and both we and Magna are controlled by the Stronach Trust. See "Affiliate Relationships and Transactions — Relationship with Our Controlling Shareholder".

Business and Operations of Magna

        Magna designs, engineers and manufactures a complete range of automotive components, assemblies, modules and systems, and engineers and assembles complete vehicles. Its products and services are sold primarily to manufacturers of cars and light trucks in North America, Europe, South America and Asia. Magna's consolidated gross revenues for the year ended December 31, 2002 were approximately $13 billion and its net income for the same period was approximately $554 million. Magna benefits from a strong financial profile. As an investment grade issuer, Magna is currently rated "A' with a stable outlook by Standard & Poor's and "A' with a stable outlook by Dominion Bond Rating Service (DBRS). As at March 31, 2003, Magna employed approximately 72,000 automotive employees and operated 202 automotive manufacturing facilities and 45 product development and engineering centres, of which 136 are in North America, 96 are in Europe, 11 are in Asia and four are in South America. Magna's manufacturing, product development and engineering facilities are organized as autonomous operating divisions under one of six automotive systems groups, three of which are public companies (namely, Decoma, Intier and Tesma) in which Magna retains a significant equity stake and voting control and three of which are wholly owned (namely, Magna Steyr, Magna Donnelly and Cosma).

  Public Automotive Systems Groups

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  Decoma International Inc. — Decoma designs, engineers and manufactures a variety of automotive exterior components and systems, including fascia (bumpers), front and rear end modules, plastic body panels, exterior trim components and systems, greenhouse and sealing systems, roof modules and lighting components. Decoma operates 43 manufacturing, engineering and product development facilities in North America, Europe and Asia. For the year ended December 31, 2002, Decoma's consolidated revenue and operating income were approximately $2.1 billion and $170 million, respectively. Magna holds a 69% economic and 97% voting interest in Decoma.

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  Intier Automotive Inc. — Intier is a global full-service supplier and integrator of automotive interior components, systems and modules, including cockpit, sidewall, overhead and complete seating systems, seat hardware and mechanisms, floor and trunk room carpets and accoustics, latching and glass moving systems, system module technologies and electro-mechanical systems. It directly supplies most of the major automobile manufacturers in the world through 65 manufacturing facilities (including one joint venture facility with Magna Steyr) and 17 product development, engineering and testing centres (including one joint venture facility with Magna Steyr) in North America, Europe, South America and Asia. For the year ended December 31, 2002, Intier's consolidated revenue and operating income were approximately $3.9 billion and $114 million, respectively. Magna holds a 89% economic and 99% voting interest in Intier.

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  Tesma International Inc. — Tesma is a global supplier of highly-engineered engine, transmission and fuel delivery components, assemblies and modules for cars and light trucks. Tesma operates 23 manufacturing facilities and three research centres in North America, Europe and Asia. For the year ended December 31, 2002, Tesma's consolidated revenue and operating income were approximately $926 million and $83 million, respectively. Magna holds a 44% economic and 89% voting interest in Tesma.

  Wholly-Owned Automotive Systems Groups

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  Magna Steyr — Magna Steyr is the automotive industry's leading assembler of low volume derivative and speciality vehicles for automobile manufacturers and one of the world's most advanced developers and suppliers of complete drivetrain technologies, including four-wheel/all-wheel drive systems as well as axle and suspension modules. Magna Steyr also provides complete vehicle design, engineering, validation, testing and assembly services. Magna Steyr operates eight manufacturing and assembly facilities (including two cross-group joint venture facilities) and eight engineering and testing facilities in Europe, North America and Asia (including one joint venture facility with Intier).

  •
  Cosma International — Cosma manufactures a comprehensive range of metal body and structural systems, components, assemblies and modules. Cosma's operations consist of 37 manufacturing facilities (including one joint venture facility with Magna Steyr) and nine engineering and testing facilities in North America and Europe.

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  Magna Donnelly — Magna Donnelly is the world's leading producer of automotive mirror systems (by number of units produced) and also supplies modular window systems and handle products, all of which increasingly incorporate electronic capabilities. Magna Donnelly operates 33 manufacturing facilities and three engineering and testing facilities with locations in North America, Europe and Asia.

        In North America, Magna's primary customers are General Motors Corporation, DaimlerChrysler and Ford Motor Company, including their respective operating divisions and subsidiaries, as well as certain North American subsidiaries of foreign-based automobile manufacturers, such as BMW, Honda, Mazda, Nissan, Suzuki, Toyota and Volkswagen. In Europe, Magna's customers include most significant automobile manufacturers, such as DaimlerChrysler, Volkswagen, BMW, Ford and its European affiliates, General Motors and its European affiliates, as well as Honda, Fiat, Renault and Nissan. Worldwide sales to DaimlerChrysler, General Motors and Ford represented approximately 29%, 22% and 20%, respectively, of Magna's consolidated automotive sales in 2002.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

Selected Financial Data
(U.S. dollars in thousands)

	Years ended December 31,
	2002	2001	2000
Revenues
Real Estate Business
Rental revenue from operating leases	$49,766	$42,056	$38,164
Income from direct financing leases	36,337	30,695	27,633

	86,103	72,751	65,797
MEC	540,330	478,461	375,933

	626,433	551,212	441,730

Operating income (loss)
Real estate business	35,470	30,345	17,727
MEC	(25,230)	2,384	(5,421)

	10,240	32,729	12,306

Gains on a disposal of real estate	15,299	28,519	—
Dilution losses	(10,712)	(6,923)	—

Income before income taxes and minority interest	14,827	54,325	22,880
Income taxes	9,557	18,452	7,360
Minority interest in MEC	(5,280)	2,665	(1,593)

Net income	$10,550	$33,208	$17,113

Total Assets
Real estate business	$1,057,529	$797,622	$779,335
MEC	1,259,572	857,773	781,039

Combined	2,317,101	1,655,395	1,560,374

Total Debt
Real estate business	6,776	6,714	1,261
MEC	249,717	85,901	83,706

Combined	256,491	92,615	84,967

Cash dividend declared	—	—	—

Selected Pro Forma Financial Data(1)
(U.S. dollars in thousands)

	For the year ended December 31, 2002
	Real Estate Business	MEC	Other	Pro Forma Consolidated
Revenues	$89,393	$721,678	$—	$811,071
Operating costs & expenses	35,045	754,983	—	790,028

Operating income (loss)	54,348	(33,305)	—	21,043

Gains on disposal of real estate	128	15,171	—	15,299
Dilution losses	—	—	(10,712)	(10,712)

Income (loss) before income taxes and minority interest	54,476	(18,134)	(10,712)	25,630
Income taxes	13,430	(3,891)	—	9,539
Minority interest in MEC	—	(271)	(8,243)	(8,514)

Net income (loss)	$41,046	$(13,972)	$(2,469)	$24,605

(1)
The selected pro forma financial data has been presented assuming that the spin-off of MID from Magna had been completed as of January 1, 2002. In particular, pro forma adjustments have been made to the historical results to reflect acquisitions, lease amendments, increases in corporate expenses, elimination of historical interest expense, and changes in legal structure, as though all of these events had occurred as of January 1, 2002. The pro forma consolidated financial results are not necessarily indicative of the results of operations that would have resulted had the relevant transactions taken place at the date referred to above. The full pro forma consolidated statement of income for the year ended December 31, 2002, together with the pro forma consolidated balance sheet as at March 31, 2003 and the pro forma consolidated statements of income for the three months ended March 31, 2003 and 2002, together with details of pro forma adjustments are included in MID's Prospectus dated August 18, 2003.

Dividend Policy

        Holders of our Class A Subordinate Voting Shares and our Class B Shares are entitled to receive such dividends as may be declared by our Board of Directors on a pro rata basis, subject to the preferential rights attaching to our Preference Shares (none of which have been issued) and to any other of our shares ranking in priority to our Class A Subordinate Voting Shares and our Class B Shares (none of which have been issued).

        Subject to applicable law, we expect to pay dividends on our Class A Subordinate Voting Shares and Class B Shares in accordance with a dividend policy to be determined by our Board of Directors from time to time. The dividend rate will be established by our Board having regard to our financial resources, cash requirements and other relevant factors. Until changed by our Board, we expect to pay quarterly dividends at the rate of $0.36 per share per annum, payable quarterly. The first quarterly dividend of $0.09 per share is expected to be paid in early 2004 in respect of the fourth quarter of 2003.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS

        Reference is made to the "Management's Discussion and Analysis of Annual Results of Operations and Financial Condition" and "Management's Discussion and Analysis of First Quarter Results of Operations and Financial Condition" contained on pages 72 to 112 of our Final Prospectus dated August 18, 2003, each of which are incorporated by reference into this Annual Information Form.

ITEM 8. MARKET FOR SECURITIES

        Our Class A Subordinate Voting Shares and our Class B Shares are listed and posted for trading on the Toronto Stock Exchange under the symbols "MIM.A" and "MIM.B", respectively, and our Class A Subordinate Voting Shares are listed and posted for trading on the New York Stock Exchange under the symbol "MIM".

ITEM 9. DIRECTORS AND OFFICERS

        The following table provides the name, municipality of residence, position held with us and principal occupation of each of our directors and officers:

Name and Municipality of Residence	Position Held with the Company	Principal Occupation
Frank Stronach Oberwaltersdorf, Austria	Chairman of the Board	Partner, Stronach & Co. (Consultant	)
Werner Czernohorsky Thornhill, Ontario	Deputy Chairman of the Board and President, Construction Group	President, Construction Group of our company
Barry B. Byrd (2) Palm Beach, Florida	Director	Partner, Pineiro, Wortman & Byrd, P.A.
William G. Davis (2) Brampton, Ontario	Director	Counsel, Torys LLP
Philip K. Fricke (1) Mahwah, New Jersey	Director	President, PKF Financial Consultants
Manfred Jakszus (1) Moedling, Austria	Director	Independent investor and real estate developer
Brian Tobin (1)(2) Ottawa, Ontario	Director	Strategic Advisor, Fraser Milner Casgrain LLP
William J. Biggar Toronto, Ontario	President and Chief Executive Officer	President and Chief Executive Officer of our company
Andrew A.L. Blair Toronto, Ontario	Executive Vice-President and Chief Operating Officer	Executive Vice-President and Chief Operating Officer of our company
Edward C. Hannah Aurora, Ontario	Executive Vice-President, Secretary and General Counsel	Executive Vice-President, Secretary and General Counsel of our company
John D. Simonetti Toronto, Ontario	Vice-President, Finance and Chief Financial Officer	Vice-President, Finance and Chief Financial Officer of our company
Alay Shah Mississauga, Ontario	Controller	Controller of our company

(1)
Member of the Audit Committee, chaired by Philip K. Fricke.

(2)
Member of the Compensation and Corporate Governance Committee, chaired by William G. Davis

        Our directors and officers as a group (twelve persons) beneficially own, directly or indirectly, or exercise control over 2,306,538 of our outstanding Class A Subordinate Voting Shares, representing approximately 4.8% of our outstanding Class A Subordinate Voting Shares, and 471,731 of our outstanding Class B Shares, representing approximately 86.0% of our outstanding Class B Shares.

        Directors are elected to serve until the next annual meeting of our shareholders. Officers serve at the pleasure of our board of directors.

        Certain background concerning our directors and officers, including their principal occupations over the last five years, is summarized below.

  Frank Stronach — Chairman of the Board

        Mr. Stronach is the founder and Chairman of Magna, the world's most diversified supplier of automotive components, systems and modules. See "Description of Magna". Mr. Stronach was born in Weiz, Austria and immigrated to Canada in 1954 with a working background in tool and machine engineering. In 1957, he formed a tool and die company in Toronto, Multimatic Investments Limited, which subsequently expanded into the production of automotive components. In 1969, Multimatic Investments Limited merged with Magna Electronics Corporation Limited (which ultimately became Magna International Inc.), with Mr. Stronach as one of the controlling shareholders. Under Mr. Stronach's leadership, Magna launched a major North American expansion in the mid to late 1980s and a major global expansion in the early 1990s which saw Magna broaden its base of operations in Europe, Asia and South America. Mr. Stronach has served on numerous corporate, government and university boards and has provided assistance to a wide range of charitable and community service organizations. He is the recipient of numerous honourary degrees and awards, including induction into the Canadian Business Hall of Fame. In 1999, Mr. Stronach became the founder and Chairman of MEC, which in a few short years has become North America's number one owner and operator of horse racetracks, based on revenues, as well as one of the world's leading simulcastors of live horse racing content. Mr. Stronach is a leading owner of thoroughbred racehorses in North America.

  Werner Czernohorsky — Deputy Chairman of the Board and President, Construction Group

        Mr. Czernohorsky joined the Magna group over 30 years ago, initially as a tool and die apprentice, then die-maker and in 1985 became the founding general manager of Magna's Maple Stamping division. In the early 1990s, Mr. Czernohorsky was instrumental in directing the restructuring of Magna's operations and controlling capital expenditures, and at Magna held the positions of: Senior Vice-President of Operations (1990-91); Executive Vice-President, Capital Investments and Chief Administrative Officer (1992-93); and interim President of Decoma. In 1992, Mr. Czernohorsky was responsible for the construction and business launch of the Magna group's first automotive plant in Mexico, and later acted as a consultant to Magna from 1993 to 1997.

        When he rejoined Magna in 1999, Mr. Czernohorsky undertook a detailed review of our global operations and implemented a number of strategic initiatives, including establishing a solid contractor network, global database and business procedures and strengthening the day-to-day operations and management of our company. In January 2000, Mr. Czernohorsky became the President and a director of our company as well as the Executive Vice-President, Capital Investments and Chief Administrative Officer of Magna, responsible for Magna's capital planning and the direction of the expansion and development of Magna's internal audit department. During his tenure as our President, Mr. Czernohorsky has managed the significant growth that has taken place in our real estate business during the past three years.

  Barry B. Byrd — Director

        Mr. Byrd has been a partner of the law firm of Pineiro, Wortman & Byrd, P.A. in Palm Beach Gardens, Florida, since February of 2003. Prior to co-founding his current law firm, Mr. Byrd practised with Watterson, Hyland & Klett, P.A. in Palm Beach Gardens, Florida since 1996. Mr. Byrd has been practising law in the State of Florida for over 23 years and has been certified as a real estate specialist by the Florida Bar Association. He has been involved with numerous civic organizations in Palm Beach County, such as the Northern Palm Beaches Chamber of Commerce, where he acted as both President and director and the Abacoa Partnership for Community, where he is currently a director and the Chairperson. Mr. Byrd earned his B.A. in economics in 1977 and his J.D. in 1979, both from Stetson University, Florida.

  William G. Davis — Director

        Mr. Davis has served as Counsel to Torys LLP, an international law firm, since 1985. Mr. Davis is the former Premier of the Province of Ontario (1971 to 1985). Mr. Davis is also a director of MEC, First American Financial Corporation and First American Title Insurance Company, Magellan Aerospace Corporation, NIKE Canada, Ltd., St. Lawrence Cement, BPO Properties Ltd. and Home Capital Group Inc. He is also Vice-Chairman of the International Advisory Council of Power Corporation of Canada.

  Philip K. Fricke — Director

        Mr. Fricke is the founder and President of PKF Financial Consultants, Inc., a strategic and financial planning, execution and communications firm for public companies that he started in 2001. Prior to that, Mr. Fricke spent more than 25 years working on Wall Street as a "sell side" securities analyst covering the automotive sector, principally at LF Rothschild, Goldman Sachs, and Prudential Securities, and most recently at CIBC Oppenheimer from September 1998 to November 1999 and at First Union Securities from January 2000 to March 2001. Mr. Fricke holds a B.A. in psychology, M.A. in psychology, and M.B.A. in finance and economics, all from Fairleigh Dickinson University.

  Manfred Jakszus — Director

        Mr. Jakszus is an independent investor and developer of real estate projects in Austria. Between 1980 and 1990, he held the position of head of facility management at Austrian Central Bank. Mr. Jakszus co-founded IG-Immobilien, the Austrian Central Bank's real estate subsidiary, in 1991. As managing director of IG-Immobilien from 1991 until 2002, Mr. Jakszus established administration, facilities management and real estate development departments. He also acted as chief executive officer of two real estate companies in Brussels and Amsterdam in the 1990s and has been involved in the development and renting of industrial real estate and shopping malls. Mr. Jakszus retired as managing director of IG-Immobilien in 2002.

  Brian Tobin — Director

        Mr. Tobin has served as Strategic Advisor to Fraser, Milner, Casgrain LLP, a major Canadian law firm, since he retired from politics in January of 2002. Mr. Tobin also serves as Strategic Advisor to Borealis Capital Corporation. Mr. Tobin served as the Federal Minister of Industry from October 2000 until January 2002. He served as the Premier of Newfoundland and Labrador from 1996 until 2000, prior to which time he was Federal Minister of Fisheries and Oceans (1993 to 1996) and as a member of Canadian Parliament (1980 to 1996). Mr. Tobin is a director of Rally Energy Corp., CHC Helicopter Corporation, the Canadian Recording Industry Association and Kruger Inc., where he also acts as Vice-Chairman. Mr. Tobin is the Co-Chair of an advisory council to the Innu Healing Foundation and a member of the Board of the Canadian Youth Business Foundation.

  William J. Biggar — President and Chief Executive Officer

        Mr. Biggar was previously an Executive Vice-President of Magna since November 2001. Prior to that he was Executive Vice-President and Chief Financial Officer of Cambridge Shopping Centres Limited from August 1999 to March 2001, Senior Vice-President of Barrick Gold Corporation since 1996, and Senior Vice-President of Trizec Canada Inc. (formerly Horsham Corporation) since 1993. Mr. Biggar has extensive experience in real estate acquisitions, development, financing and management. Mr. Biggar's public company directorships include Borealis Retail REIT. Mr. Biggar was a director of Pennington's Stores Limited in 1994 when it made certain filings under Canadian insolvency laws.

  Andrew A.L. Blair — Executive Vice-President and Chief Operating Officer

        Mr. Blair joined Magna as an Executive Vice-President in the spring of 2003. Prior to that, he was the Executive Vice-President and Chief Operating Officer of TrizecHahn Development Corporation in California. From 1996 through 1998, he was Executive Vice-President of The Hahn Company and, from 1995 to 1996, Senior Vice-President of Trizec Canada Inc. (formerly Horsham Corporation). Prior to 1995, Mr. Blair was a senior partner in a major Canadian law firm. He has extensive experience in real estate development and property management and in a wide range of merger and acquisition and financing transactions

  Edward C. Hannah — Executive Vice-President, Secretary and General Counsel

        Edward C. Hannah has served as our Executive Vice-President, Secretary and General Counsel since August 2003. Prior to that, he served as Executive Vice-President, Corporate Development and General Counsel of MEC from August 2002 to August 2003 and as Vice-President and General Counsel of MEC from June 2001 to August 2002. Prior to joining MEC, Mr. Hannah served for approximately eight months as Senior Vice-President and a director of Headline Media Group Inc., a public corporation listed on the Toronto Stock Exchange. From April to November 2000, Mr. Hannah was a consultant to a venture capital firm associated with Headline Media Group Inc. Prior to that time, he was a partner in the Canadian law firm of Davies Ward Phillips & Vineberg since 1985.

  John D. Simonetti — Vice-President, Finance and Chief Financial Officer

        Mr. Simonetti, a chartered accountant, joined Magna in 1995. Most recently Vice-President, Taxation of Magna, Mr. Simonetti previously held the position of Assistant Vice-President, Taxation of Magna from September 1997 to December 1998, and has been involved in a broad range of financings, acquisitions, restructurings and other transactions for Magna and its operating groups, including our company. Prior to joining Magna, Mr. Simonetti was employed by Coopers & Lybrand in Toronto from 1985 to 1995, where his last position held was that of Tax Principal.

  Alay Shah — Controller

        Alay Shah has served as the Controller of our Company since August 2003. Prior to that, Mr. Shah was a consultant with Advantex Marketing Corporation for approximately six months. From July 2000 to January 2003, Mr Shah served as the Vice-President and Corporate Controller with Mosaic Group Inc., a public corporation listed on the Toronto Stock Exchange. Prior to that time, he was employed by Moore Corporation since June 1998, where his last position held was that of Manager, Financial Reporting and Accounting. Mr. Shah was Vice-President and Corporate Controller of Mosaic Group Inc. in December of 2002 when it made certain filings under Canadian and United States insolvency laws.

ITEM 10. ADDITIONAL INFORMATION

        Additional information, including directors' and executive officers' compensation and indebtedness, principal holders of our securities, and other matters, where applicable, are contained in our Final Prospectus dated August 18, 2003. Additional financial information is provided in our Audited Combined Financial Statements as at December 31, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2002, also contained in our Final Prospectus dated August 18, 2003.

        Our Management Information Circular/Proxy Statement for our next annual meeting of shareholders will contain additional information, including directors' and executive officers' compensation and indebtedness, principal holders of our securities shareholder performance review graph, report on corporate governance, the report on executive compensation by our corporate governance and compensation committee, interests of insiders in material transactions and other matters, where applicable.

        Any person may obtain copies of the following documents upon request from our Secretary, c/o MI Developments, 455 Magna Drive, Aurora, Ontario, L4G 7K1:

  (a)
  when our securities are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of our securities,

  (i)
  one copy of this Annual Information Form;

  (ii)
  one copy of our Final Prospectus dated August 18, 2003, which contains the following items:

  •
  the "Management's Discussion and Analysis of Results of Operations and Financial Condition", which are the only items incorporated by reference into this Annual Information Form; and

  •
  our Audited Combined Financial Statements as at December 31, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2002, also contained in our Final Prospectus dated August 18, 2003.

  (iii)
  one copy of any of our interim financial statements subsequent to the financial statements for our most recently completed financial year;

  (iv)
  one copy of any other document that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not provided under (i) to (iii) above; or

  (b)
  at any other time, one copy of any of the documents referred to in (a)(i) to (iv) above, provided that we may require payment of a reasonable charge for such copy if the request is made by a person who is not one of our security holders.

Appendix A

  Summary Tables Regarding Our Income-Producing Portfolio

        The following tables provide summary information regarding our income-producing property portfolio as at March 31, 2003. There are no vacant properties in the income-producing property portfolio.

Income-Producing Property Portfolio Summary — Cdn. Dollar Lease Payments

	Operating Group of Magna(1)	Type of Use(2)	Year of Construction/ Expansion(3)	Site Area (Acres)		Leaseable Area (Square Feet)	Initial Lease Term(4) (Years)	Lease Expiry (Year)
CANADA (Cdn. $)
Greater Toronto Area (GTA)
Aurora	Magna Corporate	HQ OFF, R&D	1997	7.1		143,196	19	2017
Aurora	Intier	MP	1995	10.0		121,920	7	2005
Aurora	Decoma	MAP	1984 / 1997	8.1		168,612	10	2008
Brampton	Cosma	MP	1998	15.8		165,444	19	2017
Brampton	Magna Corporate	TTC	1998	—	(5)	73,802	19	2017
Concord	Cosma	MP	1985 / 1987	11.7		230,098	15	2013
Concord	Decoma	MP	1999	11.4		198,050	15	2015
Concord	Decoma	MP	1987	11.3		173,445	10	2008
Concord	Decoma	MP	1997	8.7		160,552	9	2007
Concord	Intier	MP	1986 / 1994	9.0		121,145	12	2010
Concord	Decoma	MP	1968 / 1985	5.0		115,805	10	2008
Concord	Decoma	MP	1997 / 1999	6.0		115,000	8	2007
Concord	Decoma	MP	1987	8.4		113,480	10	2008
Concord	Decoma	MP	1997	10.4		109,840	10	2008
Concord	Tesma	HQ OFF	2001	5.3		38,951	10	2012
Concord	Tesma	MP	1998	9.1		190,686	10	2012
Concord	Tesma	MP	2001	11.2		145,393	10	2012
Concord	Decoma	HQ OFF, R&D	1988 / 1998	2.4		33,674	5	2003
Concord	Cosma	HQ OFF, R&D	1988 / 1998	—	(5)	12,859	10	2008
Etobicoke	Cosma	MAP	1985 / 2002	7.9		222,865	15	2013
Markham	Decoma	MP	1979 / 1985	4.9		90,253	5	2006
Markham	Tesma	MP	1984 / 1994	5.1		98,893	15	2012
Milton	Cosma	MP	1987 / 1996	63.0		928,617	19	2017
Milton	Cosma	MP	2002	81.7		548,101	15	2017
Newmarket	Intier	MAP	1984	5.9		133,207	7	2005
Newmarket	Intier	MAP	1985	7.4		85,150	11	2009
Newmarket	Intier	MP	1985	7.3		80,782	5	2004
Newmarket	Intier	MP	1984	4.0		73,307	6	2004
Newmarket	Third Party	MP	1985	5.4		68,282	5	2003
Newmarket	Intier	HQ OFF, R&D	1984 / 1997	4.6		60,839	7	2005
Newmarket	Intier	MP	1984	2.6		45,936	7	2005
Richmond Hill	Decoma	MP	1978 / 1985	2.7		54,550	5	2003
Richmond Hill	Decoma	WH	1962 / 1984	2.0		44,740	10	2007
Scarborough	Cosma	MP	1975 / 1990	3.7		86,817	5	2004
Scarborough	Cosma	WH	1998	3.9		24,207	5	2003
Scarborough	Decoma	WH	1998	—	(5)	16,822	5	2004
Southwestern Ontario
Oldcastle	Intier	MP	1990	5.5		56,952	5	2003
St Catharines	Cosma	MP	1999	8.5		66,700	15	2015
St Thomas	Cosma	MP	1991	85.3		1,082,067	19	2017
St Thomas	Cosma	MP	1985	23.2		305,653	15	2013
Tecumseh	Intier	MP	1989 / 1995	18.1		291,927	15	2013
Tillsonburg	Third Party	WH	1975	29.7		253,214	5	2003
Total Canada						7,151,833
% of Income-Producing Property Portfolio Leaseable Area						29.3%
Average Remaining Lease Term — weighted by Leaseable Area						9.8 Years
Annualized Lease Payments (in thousands)						Cdn.$47,265
Annualized Lease Payments per square foot						Cdn.$6.61

(1)
Represents the Magna operating group of the tenant. In most cases, the tenant's obligations under the lease are not guaranteed by its public company parent. See "— Tenant Mix" above. Third Party indicates properties leased to tenants other than the Magna group.

(2)
MP = Manufacturing plant; MAP = Manufacturing and assembly plant; OFF = Office; HQ OFF = Head office; R&D = Product development and engineering facility; TTC = Technical training centre; WH = Warehouse.

(3)
Indicates year of initial construction and year of most recent expansion or renovation. May not indicate all expansion or renovation projects since initial construction.

(4)
From date of lease commencement.

(5)
Included in the site area of the immediately preceding property.

Income-Producing Property Portfolio — U.S. Dollar Lease Payments

	Operating Group of Magna(1)	Type of Use(2)	Year of Construction/ Expansion(3)	Site Area (Acres)	Leaseable Area (Square Feet)	Initial Lease Term(4) (Years)	Lease Expiry (Year)
UNITED STATES ($)
Illinois
Nashville	Intier	MP	1987	24.6	194,014	12	2010
Iowa
Belle Plaine	Cosma	MP	1995	16.9	90,125	15	2013
Montezuma	Cosma	MP	1972 / 1999	14.1	194,267	15	2013
Montezuma	Cosma	OFF	1972	1.3	6,368	5	2003
Red Oak	Intier	MP	1967 / 1992	19.0	196,531	10	2008
Traer	Cosma	MP	1984 / 1997	10.7	138,130	15	2013
Victor	Cosma	MP	1979 / 2000	18.6	177,359	15	2013
Williamsburg	Cosma	MP	1979 / 2000	30.5	239,519	15	2013
Williamsburg	Cosma	MP	1997	5.0	72,000	15	2014
Williamsburg	Cosma	TY	1984	6.0	5,600	15	2013
Maryland
Westminster	Cosma	MP	1993 / 1996	8.0	87,062	15	2013
Westminster	Cosma	MP	1984	7.9	84,843	15	2013
Michigan
Alto	Magna Donnelly	MP	1985	30.4	171,218	15	2013
Brighton	Intier	MP	1996	18.9	175,529	15	2013
Grand Haven	Magna Donnelly	MP	1987	14.0	151,387	15	2017
Holland	Magna Donnelly	MP	1986	21.0	196,820	15	2017
Holland	Magna Donnelly	MP	1993	8.8	114,805	15	2017
Holland	Magna Donnelly	MP	1987	20.2	113,300	15	2017
Holland	Magna Donnelly	OFF	1905 / 1997	5.5	27,787	10	2012
Livonia	Intier	MP	1961 / 1995	1.9	24,000	10	2008
Novi	Intier	OFF, R&D	2002	30.0	304,000	15	2017
Sterling Heights	Tesma	MP	1985 / 1995	8.6	84,846	15	2017
Troy	Decoma	OFF	1997	10.6	111,500	8	2008
Missouri
Pacific	Intier	MP	1990	21.9	246,004	15	2013
South Carolina
Piedmont	Cosma	MP	1994 / 1999	81.9	521,641	19	2017
Tennessee
Clinton	Cosma	MP	1987 / 1998	104.3	292,508	19	2017
Milan	Intier	MP	1972 / 1991	29.6	190,569	10	2008
Total United States					4,211,732
% of Income-Producing Property Portfolio Leaseable Area					17.3%
Average Remaining Lease Term — weighted by Leaseable Area					11.4 Years
Annualized Lease Payments (in thousands)					$18,485
Annualized Lease Payments per square foot					$4.39
MEXICO ($)
Coahuila
Ramos Arizpe	Cosma	MP	1998 / 2000	66.1	691,194	18	2017
Ramos Arizpe	Cosma	MP	1998 / 2000	28.6	383,613	18	2017
Ramos Arizpe	Intier	MP	2001	7.1	82,215	10	2010
Ramos Arizpe	Magna Steyr	MP	2000	6.4	67,611	10	2010
Saltillo	Cosma	MP	1993 / 1999	11.9	47,231	15	2013
Nuevo Leon
Acuna	Intier	MP	1988	9.6	160,582	15	2013
Guadalupe	Magna Donnelly	MP	2000	6.4	61,571	15	2017
Puebla
Puebla	Cosma	MP	1992 / 2000	18.5	353,638	15	2013
Total Mexico					1,847,655
% of Income-Producing Property Portfolio Leaseable Area					7.6%
Average Remaining Lease Term — weighted by Leaseable Area					12.9 Years
Annualized Lease Payments (in thousands)					$9,135
Annualized Lease Payments per square foot					$4.94

(1)
Represents the Magna operating group of the tenant. In most cases, the tenant's obligations under the lease are not guaranteed by its public company parent. See "— Tenant Mix" above.

(2)
MP = Manufacturing plant; OFF = Office; R&D = Product development and engineering facility; TY = Trucking yard.

(3)
Indicates year of initial construction and year of most recent expansion or renovation. May not indicate all expansion or renovation projects since initial construction.

(4)
From date of lease commencement.

Income-Producing Property Portfolio Summary — Euro Lease Payments

	Operating Group of Magna(1)	Type of Use(2)	Year of Construction/ Expansion(3)	Site Area (Acres)	Leaseable Area (Square Feet)	Initial Lease Term(4) (Years)	Lease Expiry (Year)
AUSTRIA (EUR)
Lower Austria
Oberwaltersdorf	Magna Corporate	HQ OFF, R&D	1995	4.9	72,818	15	2013
Styria
Albersdorf	Magna Steyr	MP	1997	35.0	750,284	15	2016
Graz	Magna Steyr	MAP, TT	1942 / 2000	144.0	3,818,519	19	2017
Graz	Magna Steyr	MAP	1991 / 2001	53.1	1,090,612	15	2017
Ilz	Magna Steyr	MP	2001	17.0	289,035	15	2016
Lannach	Magna Steyr	MP	1999 / 2003	40.0	592,229	15	2014
Weiz	Cosma	MP	1989 / 2000	10.4	140,074	15	2016
Weiz	Cosma	MP	2003	— (5)	202,329	15	2018
Weiz	Magna Donnelly	MP	1988 / 2001	6.0	68,631	15	2013
Vienna
Ebergassing	Intier	MP	1907 / 1994	17.8	357,900	10	2008
Upper Austria
Weikersdorf	Magna Donnelly	MP	1990	11.1	177,600	15	2017
Total Austria					7,560,031
% of Income-Producing Property Portfolio Leaseable Area					31.0%
Average Remaining Lease Term — weighted by Leaseable Area					13.7 Years
Annualized Lease Payments (in thousands)					EUR34,840
GERMANY (EUR)
Baden Württemberg
Bopfingen	Cosma	MP	1982	4.0	29,149	15	2017
Esslingen / Altbach	Decoma	MP	1955 / 1985	15.2	299,676	15	2013
Markgroningen	Intier	MP	1955 / 1992	14.8	596,496	15	2013
Sulzbach	Decoma	MP	1970 / 2003	34.0	527,155	15	2012
Bavaria
Heiligenstadt	Cosma	MP	1980 / 2002	3.7	161,060	15	2017
Lohr am Main	Intier	MP	1920 / 1992	6.4	181,867	15	2013
Straubing	Intier	MP	1987 / 2000	17.3	228,276	15	2013
Hesse
Obertshausen	Decoma	MP	1969 / 1999	17.8	471,168	25	2023
Niedersachsen
Salzgitter	Cosma	MP	1972 / 1996	12.7	163,428	15	2017
Thuringen
Schleiz	Magna Donnelly	MP	1991	15.1	42,033	15	2017
Total Germany					2,700,308
% of Income-Producing Property Portfolio Leaseable Area					11.1%
Average Remaining Lease Term — weighted by Leaseable Area					12.8 Years
Annualized Lease Payments (in thousands)					EUR8,315
BELGIUM (EUR)
Braine l'Alleud	Decoma	MP	1996 / 1997	7.0	111,353	19	2017
Braine l'Alleud	Decoma	MP	2002		39,812	15	2017
Total Belgium					151,165
% of Income-Producing Property Portfolio Leaseable Area					0.6%
CZECH REPUBLIC (EUR)
Ceske Velenice	Cosma	MP	1996 / 2001	7.5	100,869	15	2018
Total Czech Republic					100,869
% of Income-Producing Property Portfolio Leaseable Area					0.4%
SPAIN (EUR)
Barcelona	Magna Donnelly	WH	1998 / 2001	4.9	74,664	5	2007
Total Spain					74,664
% of Income-Producing Property Portfolio Leaseable Area					0.3%
Total EUR-Denominated					10,587,037
% of Income-Producing Property Portfolio Leaseable Area					43.4%
Average Remaining Lease Term — weighted by Leaseable Area					13.5 Years
Annualized Lease Payments (in thousands)					EUR44,952
Annualized Lease Payments per square foot					EUR4.25

(1)
Represents the Magna operating group of the tenant. In most cases, the tenant's obligations under the lease are not guaranteed by its public company parent. See "— Tenant Mix" above.

(2)
MP = Manufacturing plant; MAP = Manufacturing and assembly plant; HQ OFF = Head office; R&D = Product development and engineering facility; TT = Testing track; WH = Warehouse.

(3)
Indicates year of initial construction and year of most recent expansion or renovation. May not indicate all expansion or renovation projects since initial construction.

(4)
From date of lease commencement.

(5)
Included in the site area of the immediately preceding property.

Income-Producing Property Portfolio Summary — Pound Sterling and Other Lease Payments

	Operating Group of Magna(1)	Type of Use(2)	Year of Construction/ Expansion(3)	Site Area (Acres)	Leaseable Area (Square Feet)	Initial Lease Term(4) (Years)	Lease Expiry (Year)
UNITED KINGDOM (£)
Bristol	Intier	MP	1959	17.9	182,000	15	2013
Nottingham	Intier	MP	1965	17.3	282,754	15	2013
Redditch	Intier	MP	1995	5.0	90,395	15	2013

Total United Kingdom					555,149
% of Income-Producing Property Portfolio Leaseable Area					2.3%
Average Remaining Lease Term — weighted by Leaseable Area					10.7 Years
Annualized Lease Payments (in thousands)					£1,098
Annualized Lease Payments per square foot					£1.98
POLAND (Zloty)
Myslowice Palencia	Intier	MP	1995 / 2000	1.5	31,215	10	2010
Total Poland					31,215
% of Income-Producing Property Portfolio Leaseable Area					0.1%
Income-Producing Property Portfolio — Totals
Total Income-Producing Property Portfolio Leaseable Area					24,384,621
Average Remaining Lease Term — weighted by Leaseable Area					11.9 Years
Annualized Lease Payments (in thousands)(5)					U.S.$110,045
Annualized Lease Payments per square foot(5)					U.S.$4.51

(1)
Represents the Magna operating group of the tenant. In most cases, the tenant's obligations under the lease are not guaranteed by its public company parent. See "— Tenant Mix" above.

(2)
MP = Manufacturing plant.

(3)
Indicates year of initial construction and year of most recent expansion or renovation. May not indicate all expansion or renovation projects since initial construction.

(4)
From date of lease commencement.

(5)
Foreign currency lease payments were converted to U.S. dollars based on exchange rates in effect at March 31, 2003.

QuickLinks

TABLE OF CONTENTS
ITEM 1. CORPORATE STRUCTURE
ITEM 2. COMPANY OVERVIEW AND STRATEGY
ITEM 3. DESCRIPTION OF OUR BUSINESS
Income-Producing Property Portfolio Total Leaseable Area and Number of Properties
Annual Development and Acquisition Expenditures
Income-Producing Property Portfolio Lease Expiry Schedule
Income-Producing Property Portfolio Breakdown of Annualized Lease Payments by Country
Income-Producing Property Portfolio Breakdown of Annualized Lease Payments by Magna Operating Group
ITEM 4. OUR INVESTMENT IN MAGNA ENTERTAINMENT CORP.
ITEM 5. DESCRIPTION OF MAGNA
ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA
ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS
ITEM 8. MARKET FOR SECURITIES
ITEM 9. DIRECTORS AND OFFICERS
ITEM 10. ADDITIONAL INFORMATION
Appendix A
Income-Producing Property Portfolio Summary — Cdn. Dollar Lease Payments
Income-Producing Property Portfolio — U.S. Dollar Lease Payments
Income-Producing Property Portfolio Summary — Euro Lease Payments
Income-Producing Property Portfolio Summary — Pound Sterling and Other Lease Payments